Exhibit 99.1

FOUR SEASONS HOTELS INC.

FORM 51-102F2
ANNUAL INFORMATION FORM

March 9, 2007

(i)

(ii)

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of applicable securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts; and statements relating to the proposal to take Four Seasons Hotels Inc. private and anticipated financial results. Various factors and assumptions were applied or taken into consideration in arriving at these statements, which do not take into account the effect that non-recurring or other special items announced after the statements are made may have on our business. These statements are not guarantees of future performance and, accordingly, you are cautioned not to place undue reliance on these statements. These statements are subject to numerous risks and uncertainties, including those described in our management’s discussion and analysis and in this document. (See discussion under “Operating Risks” at page 17.) Those risks and uncertainties include adverse factors generally encountered in the lodging industry; the risks associated with world events, including war, terrorism, international conflicts, natural disasters, extreme weather conditions and infectious diseases; general economic conditions, fluctuations in relative exchange rates of various currencies, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, the risks associated with our ability to maintain and renew management agreements and expand the portfolio of properties that we manage, relationships with clients and property owners and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. In addition, actual results and developments relating to the proposal may differ materially from those contemplated by the statements herein, due to, among other things, the risks that the parties will not proceed with the transaction, that the terms of the transaction will differ from those that are currently contemplated, and that the transaction will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities and the timing of completion). All forward-looking statements in this document are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Four Seasons Hotels Inc. (“FSHI”), its financial or operating results or its securities or any of the properties that we manage or in which we may have an interest.

All amounts disclosed in this annual information form (including amounts for prior periods) are in US dollars unless otherwise noted. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Arrangement Transaction

On February 12, 2007, we announced that we had entered into a definitive acquisition agreement (the “Acquisition Agreement”) to implement a previously announced proposal to take FSHI private at a price of $82.00 cash per Limited Voting Share (the “Arrangement Transaction”). Following completion of the transaction, FSHI would be owned by affiliates of Cascade Investment, L.L.C. (“Cascade”) (an entity owned by William H. Gates III), Kingdom Hotels International (“Kingdom”), a company owned by a trust created for the benefit of His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud and his family, and Isadore Sharp. The transaction, which would be implemented by way of a court-approved plan of arrangement under Ontario law, has been approved unanimously by our Board (with interested directors abstaining) following the report and favourable, unanimous recommendation of the Special Committee of independent directors. In doing so, our Board determined that the Arrangement Transcation is fair to the shareholders of FSHI (other than Mr. Sharp, Kingdom, Cascade, their respective directors and senior officers and any other “related parties”, “interested parties” and “joint actors”) and in the best interests of FSHI and authorized the submission of the Arrangement Transaction to shareholders of FSHI for their approval at a special meeting of shareholders. Our Board also has determined unanimously (with interested directors abstaining) to recommend to FSHI shareholders that they vote in favour of the Arrangement Transaction.

As previously disclosed, upon completion of the Arrangement Transaction, Triples Holdings Limited (which is Mr. Sharp’s family holding company) would hold a significant continuing interest in FSHI and Mr. Sharp would, as Chairman and Chief Executive Officer, continue to be directly involved in all aspects of the operations and the strategic direction of Four Seasons, which will remain headquartered in Toronto. If the Arrangement Transaction is completed, Mr. Sharp will be entitled to realize proceeds of approximately $289 million related to a long-term incentive agreement that was approved by FSHI’s shareholders before it was put in place in 1989. (See Description of Share Capital - Sale of Control Agreement.)

(iii)

A meeting of shareholders to consider the Arrangement Transaction is anticipated to take place in April. To be implemented, the Arrangement Transaction will require approval by two-thirds of the votes cast by holders of Limited Voting Shares, voting separately as a class, and approval by Triples, as the sole holder of the Variable Multiple Voting Shares, voting separately as a class. Kingdom, Cascade and Triples have agreed to vote their Limited Voting Shares and Variable Multiple Voting Shares to approve the Arrangement Transaction. The Arrangement Transaction also will require approval by a simple majority of the votes cast by holders of Limited Voting Shares, other than Mr. Sharp, Kingdom, Cascade, their respective directors and senior officers and any other “related parties”, “interested parties” and “joint actors”. In addition, the Arrangement Transaction will require approval by the Ontario Superior Court of Justice. The Arrangement Transaction also will be subject to certain other customary conditions, including receipt of a limited number of regulatory approvals. The Arrangement Transaction is not subject to any financing condition, and FSHI has been advised that commitments for the required debt financing have been received. FSHI has received from Cascade and Kingdom a limited guaranty of certain obligations of FS Acquisition Corp. (the “Purchaser”), the newly-formed company that is the purchaser under the Acquisition Agreement. There are certain risks inherent in the Arrangement Transaction which are described in the management information circular prepared in connection with the special meeting of shareholders, a copy of which will be available as part of FSHI’s public filings at www.sedar.com and www.sec.gov. Among other things, there are risks that the parties will not proceed with the Arrangement Transaction, that the ultimate terms of the Arrangement Transaction will differ from those that currently are contemplated, and that the Arrangement Transaction will not be successfully completed for any reason (including the failure to obtain the required approvals or clearances from regulatory authorities).

Copies of the Acquisition Agreement and certain related documents have been filed with Canadian securities regulators and with the United States Securities and Exchange Commission and will be available at the Canadian SEDAR website at www.sedar.com and at the U.S. Securities and Exchange Commission’s website at www.sec.gov. The management information circular in connection with the special meeting of shareholders to consider the Arrangement Transaction is currently expected to be mailed to shareholders on or about the week of March 12, 2007.

It is anticipated that the Arrangement Transaction, if approved by shareholders, will be completed in the second quarter of 2007.

Given the current Arrangement Transaction, it is likely there will be no annual meeting and therefore no management information circular in connection therewith. As a result, some of the items usually included in the management information circular for the annual meeting will instead be included in the annual information form this year.

This annual information form reflects the historical operations of FSHI and is drafted from the perspective of FSHI as a continuing public entity.

(iv)

Four Seasons Hotels Inc.

Four Seasons Hotels Inc. was incorporated under the Business Corporations Act (Ontario) on January 6, 1978.1Our registered and principal office is located at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8. Our Limited Voting Shares are listed on the Toronto Stock Exchange under the symbol FSH and on the New York Stock Exchange under the symbol FS.

Business of Four Seasons

Four Seasons is one of the world’s leading managers of luxury hotels and resorts. We endeavour to offer business and leisure travelers the finest accommodations and experiences beyond compare in each destination in which we operate.

Four Seasons has a portfolio of 74 luxury hotel and resort properties (containing approximately 18,090 guest rooms), several of which include a residential component. These properties are operated primarily under the Four Seasons brand name in principal cities and resort destinations in 31 countries in North America, the Caribbean, Europe, Asia, Australia, the Middle East and South America. In addition, 30 properties are under construction or development in a further 13 countries around the world. Of these, 20 new properties are to include a residential component. (For a chart summarizing the hotels, resorts, and Four Seasons branded residential projects that are managed by us and under construction or development to be managed by us, see “Four Seasons Portfolio”.)

We earn income primarily from our management operations. Under our management agreements, we generally oversee, as agent for the property owner, all aspects of the day-to-day operations of each hotel and resort. In addition, we generally provide owners with advice with respect to the design, construction and furnishing of new or renovated hotels, resorts and residences, assistance with the refurbishment of hotels and resorts, support and advice with respect to information technology systems and database applications, and a centralized purchasing system for goods. For providing these services, we generally receive a variety of fees, comprised of hotel management fees, including a base fee and an incentive fee, other fees including purchasing and pre-opening fees, and reimbursable costs including a sales and marketing charge, an advertising charge and a reservation charge. The base fee usually is calculated as a percentage of the total revenues of the property. Incentive fees typically are based on the property’s profitability. (See “Management Operations”.)

To further capitalize on the value of the Four Seasons brand name, we license and manage Four Seasons branded residential projects, including whole ownership and fractional ownership. We generally receive fees for the use of the Four Seasons brand in connection with the sale of the interests in these projects. In addition, we receive fees from the owners of the interests for services provided in the ongoing management of these projects.

As part of our ongoing business, we make investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements where we believe the overall returns will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a

1    The articles of Four Seasons Hotels Inc. were restated in 1986 to consolidate prior amendments and were amended in 1989 to subdivide each Subordinate Voting Share and each Multiple Voting Share on a 2:1 basis and to create an unlimited number of special shares designated as First Preference Shares and Second Preference Shares. In 1996 the articles were further amended to re-designate the Subordinate Voting Shares as Limited Voting Shares and to create 4,171,924 special shares designated as Variable Multiple Voting Shares, which replaced and have substantially the same rights, privileges, restrictions and conditions as did the Multiple Voting Shares, except that the number of votes per Variable Multiple Voting Share generally increases as Limited Voting Shares are issued and dividends on the Variable Multiple Voting Shares will be in an amount per share equal to 50% of the dividends per Limited Voting Share.

property and typically can choose to have our equity interest diluted if additional capital is required. We attempt to structure our equity interests separately from our management interests to enable us to dispose of equity interests as opportunities arise, without affecting our management interests.

Management Operations

Hotels and Resorts

Management

We are principally a management company. We generally manage our hotels and resorts on behalf of our property owners pursuant to separate management agreements for each property. Under our management agreements, we generally oversee, as agent for the property owner, all aspects of the day-to-day operations of the hotels and resorts, including sales and marketing, advertising, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, we generally provide owners with advice with respect to information technology systems and development of certain database applications, as well as, advice with respect to the design, construction and furnishing of new or renovated hotels, resorts and residences. We also provide a centralized purchasing system for goods. We generally perform these services within the guidelines contained in annual operating and capital plans that are submitted to the owners of the hotels and resorts during the last quarter of the preceding year for their review and approval. For providing these services, we generally receive a variety of fees, including management fees (comprised of a base fee and an incentive fee), other fees (including royalty and management fees from our residential business, fees we earn during the development of our hotels and resorts and other miscellaneous fees) and reimbursed costs (including a sales and marketing charge, an advertising charge and a reservation charge).

We currently have the ability to earn incentive fees in virtually all2of the hotels and resorts that we manage. Incentive fees are based on the profits of the hotel or resort as determined in accordance with the relevant management agreement. In 2006, incentive fees were earned from 49 of our management agreements, as compared to 453 of our management agreements in 2005.

We generally supervise purchasing at the hotels and resorts that we manage to maintain a uniform quality of goods purchased and to control hotel operating costs. We maintain a centralized purchasing system and receive a fee generally calculated as a percentage of the cost of goods purchased when this system is utilized by the hotels and resorts under management.

Although the hotel and resort owners are generally responsible for financing and managing the development of the hotels and resorts, we typically play a significant pre-opening role. We provide advice with respect to the design, construction and fitting out specifications of the hotels and resorts during the development stage to ensure that they meet Four Seasons’ standards, and we earn fees for these pre-opening services. We may also assist owners in connection with the refurbishment of the hotels and resorts after opening in return for a refurbishing fee.

Under our management agreements, the hotel or resort owner is responsible for funding the hotel’s or resort’s operating costs, capital expenditures and working capital requirements, including the salaries and benefits of all employees. The owner typically is required to set aside a percentage of the gross revenue of the hotel or resort each year as a reserve for capital expenditures. Those percentages typically range

2    We have this ability in 70 of the 74 hotels and resorts that we manage.
3    Includes The Pierre in New York and Four Seasons Hotel Newport Beach, which are no longer managed by Four Seasons.

from 3% to 5% of hotel or resort annual gross operating revenues. We propose an operating plan and capital expenditure budget to the owner for approval on an annual basis. All structural changes, major refurbishing programs and major repairs generally require the separate approval of owners prior to implementation and may be carried out by us or a third party.

Total fee revenues are geographically diversified around the world. The United States is the only geographic segment that contributed more than 40% of all our fee revenues in 2006 and 2005. The diversification of our fee revenues has increased significantly over the past 10 years. With the opening of hotels and resorts currently under construction and development around the world, we expect diversification of our fee revenues to continue in the future.

Sales, Marketing, Advertising and Reservations

We are responsible for the development of overall sales and marketing strategies for our portfolio of branded hotels and resorts, which includes enhancing international awareness of the Four Seasons brand and developing local market potential for specific hotels and resorts. Our marketing efforts are coordinated through our headquarters in Toronto and are exclusively targeted at the luxury segment of the market worldwide. Our customer mix consists of business travelers, groups (including corporate and incentive), and leisure travelers. These customer segments accounted for an estimated 32%, 30% and 38%, respectively, of total room nights in 2006. Our corporate marketing staff oversees planning and implementation of hotel and resort marketing programs and also the training and development of the global sales force and the hotel sales and marketing staff. We also provide supplementary oversight sales support to the three Regent hotels in our system (see “Intellectual Property”), with core marketing services for the Regent brand being provided by Carlson Hospitality Group of Minneapolis.

We have a global sales force of approximately 55 sales professionals in 15 offices worldwide located in Atlanta, Chicago, Dallas, Dubai, Frankfurt, Hong Kong, London, Los Angeles, New York, Paris, San Francisco, Singapore, Sydney, Tokyo, and Washington, D.C. Key objectives of our sales force are to attract groups and corporate business travelers for the hotels and resorts, as well as to establish personal contact with nationally recognized travel agencies. In addition, a total of approximately 480 sales professionals are employed locally at the hotels and resorts that we manage. Our local marketing strategy is concentrated on developing rooms and food and beverage business for hotels and resorts locally and regionally, and promoting the hotel or resort as a centre of community activity with a view to increasing revenues from local sources.

We also provide an international corporate advertising program that develops and places advertising for Four Seasons branded hotels and resorts and oversees promotional programs that benefit all the properties. Our advertisements are designed to enhance consumer awareness of our luxury services and the value that such services provide to the business and leisure traveler.

We staff one reservation centre for all Four Seasons branded hotels and resorts, while Carlson Hospitality Group provides core reservation services for our Regent hotels. In addition, our global reservation network provides reservation services in the local language in 33 markets in North America, Asia/Pacific, Europe and the Middle East. Electronic reservations are another key part of our global distribution network, as our reservation systems are fully integrated with international airline booking systems. The Internet is a growing distribution channel which is supported by our website - www.fourseasons.com. Our website accepts on-line reservations and also refers guests to other reservation channels.

We receive corporate sales and marketing charges, centralized reservation service charges and corporate advertising charges from our hotels and resorts, thereby enabling us to recover substantially all of the costs of providing these services.

Branded Residential Properties

We receive royalty fees for the use of our name in association with the sale of Four Seasons branded real estate. These royalties are typically based on the sales proceeds of the residences sold. We also manage Four Seasons branded and serviced residential projects pursuant to management agreements under which we oversee the management of the day-to-day operations of the completed projects in return for ongoing management fees from the owners of interests in these projects.

Management Resources

Each of our properties is managed by a General Manager and supported by a Regional Vice President (who is also a General Manager), and other corporate Vice Presidents. The size of each property’s management team and its hourly staff varies, based on the size and business volume of the particular property. These management teams monitor staffing levels on an ongoing basis to optimize service standards and labour productivity at the properties.

A General Manager is responsible for supervising the day-to-day operations of a single property, is a full-time employee at that property, and is compensated in part based on the operational performance of that property. Our General Managers report directly to one of 17 Regional Vice Presidents or directly to the Senior Vice President, Operations - North America, the President, Hotel Operations - Europe, Middle East and Africa, or the Senior Vice President, Operations - Asia/Pacific. Area Directors of Finance and Regional IT Directors, each of whom is also a full-time employee at a property that we manage, devote a portion of their time to regional activities and providing assistance to other properties that we manage. Corporate Area Directors or Vice Presidents of Human Resources and Marketing complete each regional support team. We believe that our regional management structure is a key component in our ability to deliver and maintain the highest and most consistent standards of product quality and service at each of our properties in a cost effective manner, especially as we continue to expand globally.

From the corporate level, we provide each of our properties with the benefits of management services delivered by our network of highly experienced executives, corporate personnel and area managers. We also provide, or arrange for the provision of, assistance and training to each property’s employees for administration, operations, rooms and guest service, reservations, maintenance and engineering, human resources and benefits. Other services arranged by us include assistance with accounting, tax, legal, risk management, treasury, information technology, internal audit and credit services.

Employees

We directly employ and are financially responsible for approximately 515 individuals at the various corporate offices, the worldwide sales offices and the worldwide central reservations office. In addition, there are approximately 32,800 employees located at the 74 hotels and resorts that we manage, several of which include a residential component. All costs relating to property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property. Management and corporate staff share responsibility for the selection and training of property-based employees and for ensuring, through progressive career development, an adequate supply of mobile, qualified and experienced staff to match the growth of our operations internationally. Maintenance of employee communication, motivation and morale at high levels is necessary to meet the expectations of our clientele. In this context, we have devoted significant effort to developing customized hiring practices, training and career development programs and approaches.

At 23 hotels and resorts that we manage, including 11 in North America, various groups of employees are covered by collective bargaining agreements.

Ownership Operations

We hold ownership interests in, or have made advances in respect of or to owners of, 34 of the 74 hotels and resorts and the branded residential projects that we currently manage, including a 100% leasehold interest in the Four Seasons Hotel Vancouver. Our investment strategy as a public company is not to hold any additional majority investments in hotels and resorts. However, Four Seasons Hotel Vancouver is a long-term leasehold interest that was established at an earlier stage in our development and we currently believe that we will operate the Vancouver hotel under the existing lease agreement, until its expiry on January 31, 2020.4

Intellectual Property

In the highly competitive service industry in which we operate, trademarks, service marks and logos are very important in the sales and marketing of those services. We have a significant number of trademarks, service marks and logos, and significant time and effort are expended each year on surveillance, registration and protection of our trademarks, service marks and logos, which we believe have become synonymous in the lodging industry with a standard of attention to detail and an unwavering dedication to excellence.

We have an arrangement with Carlson Hospitality Group pursuant to which Carlson owns and has the exclusive right to use the Regent name, and related names, trademarks, service marks and logos for new development. Pursuant to this arrangement, we retain the right to use the Regent name and related marks and logos at the three Regent properties we manage and, in consideration for the transfer of the ownership rights in the Regent name and related marks and logos, we receive fixed annual payments from Carlson. The costs associated with the maintenance of the Regent brand and marks are the obligation of Carlson.

Business and Growth Strategy

Our core strategic goal is to be recognized as the undisputed global leader in luxury lodging. A core strategy underlying that goal is to enhance our industry position through a focused, international portfolio expansion and refinement program that capitalizes on the strengths of our core management operations and the value of our brand name. We intend to continue to focus on sustainable growth and seek to utilize our competitive strengths to increase earnings, cash flow, property owners’ returns, and shareholder value. We expect to do this by continuing to improve the operating performance of the portfolio of properties that we manage, by acquiring new management contracts, by pursuing strategic enhancements to established properties and strategic divestitures of properties where appropriate opportunities arise, and by capitalizing on opportunities to leverage our luxury brand name through complementary business extensions such as Four Seasons branded residential products.

We believe that the strength of our brand name, our global marketing presence and our operational expertise result in average room revenue per available room (RevPAR)5  premiums and strong operating profitability for luxury hotels and resorts that we manage and provide us with a competitive advantage in

4    We have leased and managed Four Seasons Hotel Vancouver since 1976. The lease on Four Seasons Hotel Vancouver expires in 2020.

5   RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

obtaining new management contracts worldwide. RevPAR for Core Hotels6  in the United States during 2006 was $299, 54% higher than the RevPAR of the United States luxury segment as compiled by Smith Travel Research.

Growth from Existing Properties

We believe opportunities will exist for growth within our existing and newly opened properties by increasing overall market share and RevPAR, thereby improving the properties’ profitability and, in turn, our management fee revenues and ownership earnings. From fiscal year 2005 to fiscal year 2006, RevPAR for all Core Hotels increased by 11.8%. During this period, RevPAR for Core Hotels in the United States, Other Americas/Caribbean, Europe, the Middle East and Asia/Pacific increased 10.2%, 12.6%, 18.9%, 25.3% and 5.0% respectively. On a local currency basis, as compared to 2005, RevPAR in 2006 for Other Americas/Caribbean, Europe, the Middle East and Asia/Pacific Core Hotels increased 10.7%, 17.5%, 23.8% and 3.6% respectively.

Region	Occupancy		Average Room Rate		RevPAR
	2006	2005	2006	2005	2006	2005
Worldwide	69.0%	68.3%	$372.36	$336.59	$257.03	$229.80
United States	73.6%	73.0%	$406.03	$371.59	$299.03	$271.32
Other Americas/Caribbean	64.6%	64.4%	$376.57	$335.58	$243.33	$216.06
Europe	66.7%	62.6%	$596.20	$534.37	$397.92	$334.70
Middle East	69.3%	67.3%	$258.31	$212.05	$178.90	$142.79
Asia/Pacific	63.9%	65.0%	$211.36	$197.69	$134.99	$128.57

New Hotel and Resort Opportunities

Having established a network of luxury hotels in many of the world’s key financial centres, we expect our future expansion to occur primarily in locations that satisfy our objectives of better servicing the travel needs of our existing customer base and attracting new international business travelers to our managed hotels and resorts worldwide. We expect that future growth will primarily be in the form of new hotels and resorts, or the conversion of existing hotels and resorts, in Europe, the Middle East, South America and Asia/India, as well as selected urban and resort locations in the United States and the Caribbean. We plan to continue to increase the number of resorts that we manage to serve the leisure travel needs of our customers, which is expected to reduce the seasonality of our cash flows. We currently have 30 new properties under construction or development and are evaluating numerous other management opportunities in various locations around the world.

We believe that we will continue to have the opportunity to consider and enter into appropriate new hotel and resort management agreements as a result of our competitive strengths. In 2006, we began operations at Four Seasons Hotel Silicon Valley at East Palo Alto, Four Seasons Tented Camp, Golden Triangle, Thailand, Four Seasons Lana’i The Lodge at Koele, Four Seasons Hotel Westlake Village and Four Seasons Resort Maldives at Landaa Giraavaru. In early 2007, we began operations at Four Seasons Resort Koh Samui. We expect to open 13 new hotels and resorts over the remainder of 2007 and 2008.

6    The term “Core Hotels” means hotels and resorts under management for the full year of both 2006 and 2005. However, if a “Core Hotel” has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a “Core Hotel” in either year. Changes from the 2005/2004 Core Hotels are the additions of Four Seasons Resort Scottsdale at Troon North, Four Seasons Resort Whistler, Four Seasons Resort Cost Rica at Peninsula Papagayo, Four Seasons Hotel Gresham Palace Budapest, Four Seasons Resort Provence at Terre Blanche and Four Seasons Hotel Cairo at Nile Plaza, and the deletion of The Regent Kuala Lumpur.

(For details on these and other hotels and resorts under construction or advanced stages of development, see “Four Seasons Portfolio - Properties under Construction or Development”.)

Branded Residential Properties

As part of our program to capitalize on the value of the Four Seasons brand, we are pursuing opportunities relating to branded and serviced residential projects. Typically, these residential projects will be integrated with our managed hotels and resorts. (See discussion under “Management Operations - Branded Residential Properties”.) During 2006, interests were marketed for initial sale in branded and serviced residential projects in Aviara, Scottsdale, Punta Mita, Nevis, Houston, Miami, Dublin, Toronto, Seattle, Mauritius, Costa Rica, Sharm el Sheikh, Jackson Hole, Marrakech, Vail, Barbados and Bora Bora. We anticipate pursuing similar initiatives in a number of our future resort and urban developments.

Capital Deployment

Consistent with our business strategy, we do not generally require large amounts of capital to maintain existing management agreements or our minority ownership positions. To the extent required, we will make investments or advances to secure long-term management contracts with a view to expanding or enhancing our management business where we believe the overall returns will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property and typically can choose to have our equity interest diluted if additional capital is required. We attempt to structure our equity interests separately from our management interests so as to be able to dispose of an equity interest as sale opportunities arise, without affecting our management interests. We have advances outstanding in connection with various properties, including Four Seasons Hotel George V Paris, Four Seasons Hotel Sydney, Four Seasons Hotel Toronto, Four Seasons Hotel Geneva and Four Seasons Hotel Hampshire. As at December 31, 2006 we had $358.9 million in cash and cash equivalents and additional financing available under our bank credit facilities. (For details of those credit facilities see “Liquidity and Capital Resources” in Management’s Discussion and Analysis.)

We work closely with owners and investors in developing new properties and acquiring existing luxury properties that we will manage. Further information regarding capital commitments and capital funding for properties under development or construction is provided under “Four Seasons Portfolio - Properties under Construction or Development”.

Competitive Strengths

The hotel industry is highly competitive. We believe that our competitive position is strengthened by our well-recognized and respected luxury brand name and our broad network of management contracts for luxury properties in strategic markets worldwide. We also believe that we have developed a unique service culture, depth of management expertise, and multiple capital sources over our more than 40-year history.

Strong Brand Recognition

Our properties are widely recognized for the exceptional quality of their guest facilities, service and atmosphere and have been named more frequently than any other competitor among the world’s best hotels and travel experiences by Institutional Investor, Condé Nast Traveler, Zagat, Travel & Leisure and others. We believe that our brand name recognition cannot easily be replicated by others, as it has been created over more than 40 years through the exceptional experiences provided by Four Seasons’ global list of unique properties of the highest quality.

Superior Hotel Operating Results

We generally achieve RevPAR and, we believe operating profit margins, for hotels and resorts that we manage that are above the average achieved in the luxury segment of the lodging industry. We believe that we attract owners and developers of luxury hotels and resorts worldwide as a result of the generally superior financial performance of the hotels and resorts that we manage.

Strategic Relationships

Strategic relationships are an important source of financing for the development opportunities required to expand our management operations. We have established relationships with numerous institutional and private equity sources that invest in and develop luxury properties. Several of the existing owners have an ownership interest in more than one Four Seasons hotel or resort, including three owners that have interests in four or more properties.

In 1994, a company controlled by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud purchased a significant minority position in Four Seasons Hotels Inc. Prince Alwaleed or companies controlled by him (collectively, “Kingdom”), own a majority interest in Four Seasons Hotel George V Paris, Four Seasons Hotel Toronto, the Four Seasons Residence Club Scottsdale at Troon North and Four Seasons Hotel Riyadh, with Four Seasons having made advances in respect of the first five properties. Kingdom also has a significant interest in Four Seasons Hotel Geneva and in a company that holds interests in the Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Cairo at Nile Plaza and Four Seasons Hotel Damascus. Kingdom has invested, or is expected to make investments, either directly or indirectly, in a number of additional properties at various stages of development that we expect to manage under the Four Seasons brand name, such as the Four Seasons hotels or resorts being developed in Alexandria, Beirut, Marrakech and Mauritius. All of our transactions with Kingdom are conducted at arm’s length and in the ordinary course of business.

Kingdom is also one of the parties to the Arrangement Transaction. See “Arrangement Transaction”.

Management Focus

We are principally a global hotel and resort management company. Management agreements for the hotels and resorts that we manage generally are long-term, having remaining terms averaging approximately 51 years, including extension periods available at our option. The average term of the management contracts for the 13 new hotels and resorts we expect to open over the remainder of 2007 and 2008 is 56 years. (For a chart summarizing, among other things, the hotels and resorts under construction or development by Four Seasons that are expected to open over the remainder of 2007 and 2008 see “Four Seasons Portfolio - Properties under Construction or Development”.)

Global Presence

We manage a global portfolio of 74 luxury hotels and resorts, many of which include a residential component, in 31 countries with 30 additional properties under construction or development in a further 13 countries around the world. Of these, 20 new properties are to include a residential component. Hotels that we currently manage are located in major international financial centres, such as London, New York, Paris, Geneva, Chicago, Washington, Los Angeles, Tokyo, Milan, Shanghai, Singapore, Hong Kong, Toronto and Sydney, as well as in emerging international markets, such as Dublin and Mexico City. We also manage resorts in world-class leisure destinations, such as Bali, California, Costa Rica, Hawaii, Mexico, Nevis, Malaysia and Whistler and have residential products in active sales and operation in the United States, Caribbean and Egypt. We anticipate that we will continue to expand in urban and resort destinations where consumer demand warrants a luxury property. In 2006, approximately 44%, 14%, 18%, 12% and 12% of all fee revenues were derived from hotels and resorts in the United States,

Asia/Pacific, Europe, Middle East, and Other Americas/Caribbean, respectively. We maintain a fully integrated global reservation and sales office system that provides international sales coverage for our properties.

Strong Management Team

Our corporate executive management team consists of eight individuals who are responsible for our global strategic direction and who have an average tenure of approximately 23 years with Four Seasons. This team is supported by 28 corporate Vice Presidents, who are responsible for various aspects of our daily operations, as well as by 71 General Managers and Regional Vice Presidents, who together have an average tenure of approximately 15 years with Four Seasons. We have a fundamental strategy of developing our senior management team, to the extent possible, from within in order to ensure consistency of our service culture and work ethic.

Four Seasons Portfolio

The properties that we manage are comprised of luxury hotels and resorts, many of which include a residential component, whose target customers are principally business travelers, corporate and incentive groups and discerning leisure travelers. Our urban hotels generally are centrally located in the commercial and financial districts of the world’s leading cities in North America, South America, Asia, Europe and the Middle East. Our luxury resorts and serviced and branded residential projects are located in world-class leisure destinations and provide extensive recreational and meeting facilities to attract upscale leisure travelers and groups.

Description of Hotels and Resorts

The following table provides an overview of the properties that we currently manage, many of which include a residential component:

Hotel/Resort and Location	Approximate Number of Rooms	Approximate Equity Interest [1]
United States
Four Seasons Hotel Atlanta, Georgia	245	-
Four Seasons Hotel Austin, Texas	290	-
Four Seasons Resort Aviara, California [2]	330	-
The Beverly Wilshire (Beverly Hills), California	395	-
Four Seasons Biltmore Resort (Santa Barbara), California	205	-
Four Seasons Hotel Boston, Massachusetts [2]	275	-
Four Seasons Hotel Chicago, Illinois	345	-
The Ritz-Carlton Hotel Chicago, Illinois	435	-
Four Seasons Resort and Club Dallas at Las Colinas, Texas	400	-
Four Seasons Hotel Houston, Texas [2]	405	-
Four Seasons Resort Hualalai at Historic Ka’upulehu, Hawaii	245	-
Four Seasons Resort Jackson Hole, Wyoming [2]	125	- [4]
Four Seasons Resort Lana’i at Manele Bay, Hawaii	235	-
Four Seasons Lana’i The Lodge at Koele, Hawaii	100	-
Four Seasons Hotel Las Vegas, Nevada	425	-
Four Seasons Hotel Los Angeles, California	285	- [4]
Four Seasons Resort Maui at Wailea, Hawaii	375	-
Four Seasons Hotel Miami, Florida [2]	220	4.7% [3]

Hotel/Resort and Location	Approximate Number of Rooms	Approximate Equity Interest [1]
Four Seasons Hotel New York, New York	370	-
Four Seasons Resort Palm Beach, Florida	210	-
Four Seasons Hotel Philadelphia, Pennsylvania	365	-
Four Seasons Hotel San Francisco, California [2]	275	-
Four Seasons Resort Scottsdale at Troon North, Arizona [2]	210	- [4,5]
Four Seasons Hotel Silicon Valley at East Palo Alto, California	200	15% [3]
Four Seasons Hotel Washington, District of Columbia	210	-
Four Seasons Hotel Westlake Village, California	270	-
Other Americas/Caribbean
Four Seasons Hotel Buenos Aires, Argentina	165	-
Four Seasons Resort Carmelo, Uruguay [2]	45	-
Four Seasons Resort Costa Rica at Peninsula Papagayo, Costa Rica[2]	155	11.4% [6]
Four Seasons Resort Great Exuma at Emerald Bay, The Bahamas[2]	185	-
Four Seasons Hotel Mexico City, Mexico	240	-
Four Seasons Resort Nevis, West Indies [2]	195	-
Four Seasons Resort Punta Mita, Mexico [2]	150	-
Four Seasons Hotel Toronto, Ontario, Canada	380	-
Four Seasons Hotel Vancouver, British Columbia, Canada	375	100% [6]
Four Seasons Resort Whistler, British Columbia, Canada [2]	275	- [4]
Europe
Four Seasons Hotel Gresham Palace Budapest, Hungary	180	18.3% [3]
Four Seasons Hotel Dublin, Ireland [2]	195	-
Four Seasons Hotel Geneva, Switzerland	105	-
Four Seasons Hotel Hampshire, England	135	- [4]
Four Seasons Hotel Istanbul, Turkey	65	- [9]
Four Seasons Hotel The Ritz Lisbon, Portugal	280	-
Four Seasons Hotel Canary Wharf, England	140	-
Four Seasons Hotel London, England	220	- [4,10]
Four Seasons Hotel Milan, Italy	120	-
Four Seasons Hotel George V Paris, France	245	-
Four Seasons Hotel Prague, Czech Republic	160	- [4]
Four Seasons Resort Provence at Terre Blanche, France [2]	115	-
Middle East
Four Seasons Hotel Amman, Jordan	190	-
Four Seasons Hotel Cairo at The First Residence, Egypt [2]	270	-
Four Seasons Hotel Cairo at Nile Plaza, Egypt [2]	365	-
Four Seasons Hotel Damascus, Syria [8]	295	-
Four Seasons Hotel Doha, Qatar	230	-
Four Seasons Hotel Riyadh, Saudi Arabia	250	-
Four Seasons Resort Sharm el Sheikh, Egypt [2]	135	-
Asia/Pacific
Four Seasons Resort Bali at Jimbaran Bay, Indonesia[2]	145	-
Four Seasons Resort Bali at Sayan, Indonesia	60	-
Four Seasons Hotel Bangkok, Thailand	355	-
Four Seasons Resort Chiang Mai, Thailand	80	-
Four Seasons Tented Camp, Golden Triangle, Thailand	15	-

Hotel/Resort and Location	Approximate Number of Rooms	Approximate Equity Interest [1]
Four Seasons Hotel Hong Kong, Special Administrative Region of the People’s Republic of China [2]	400	-
Four Seasons Hotel Jakarta, Indonesia [2]	365	2% [3]
Four Seasons Resort Koh Samui, Thailand	65	-
The Regent Kuala Lumpur, Malaysia [7]	470	-
Four Seasons Resort Langkawi, Malaysia	90	-
Four Seasons Resort Maldives at Kuda Huraa, Maldives	95	-
Four Seasons Resort Maldives at Landaa Giraavaru, Maldives	100	-
Four Seasons Hotel Shanghai, People’s Republic of China	440	10% [3,4]
Four Seasons Hotel Singapore, Singapore	255	-
The Regent Singapore, Singapore	440	-
Four Seasons Hotel Sydney, Australia	530
Grand Formosa Regent Taipei, Taiwan	540	-
Four Seasons Hotel Tokyo at Chinzan-so, Japan	285	-
Four Seasons Hotel Tokyo at Marunouchi, Japan	55	-

1
In the ordinary course, we make investments in, or advances in respect of or to owners of, properties to obtain new management agreements or to enhance existing management agreements where we believe the overall returns will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. For a description of our investments in, or advances made in respect of or to owners, of properties and other commitments in respect of existing properties, including the equity investments listed in this chart, see “Balance Sheet Review and Analysis” and “Liquidity and Capital Resources” in Management’s Discussion and Analysis.

2	This project includes, or is expected to include, a Four Seasons branded residential component.

3	Freehold interest.

4
In addition to providing management services to this property, we have a guarantee or other off-balance sheet commitment in respect of this property. See “Off-Balance Sheet Arrangements” in Management’s Discussion and Analysis.

5
We have a preferred profits interest derived from previously existing subordinated loans to the resort or property of approximately $17.4 million in aggregate plus a loan in the amount of $6.0 million to an entity that owns approximately 85% of the entity that owns the hotel.

6	Leasehold interest.

7
We have entered into an agreement to manage a new 140 room Four Seasons hotel in Kuala Lumpur and have reached agreement with the owner of the existing Kuala Lumpur hotel to transition out of managing that Regent property as of May 31, 2007.

8
The Four Seasons Hotel Damascus is located in Damascus, Syria, a country that is on the U.S. list of state sponsors of terrorism and that is subject to U.S. regulations (including prohibitions on dealings with specified entities) and legislatively mandated penalties (including export sanctions and ineligibility to receive most forms of U.S. aid or to purchase U.S. military equipment).

9
Subject to satisfaction of certain conditions, we may invest up to $4.08 million to acquire up to an 18% interest in conjunction with a proposed expansion and renovation of Four Seasons Hotel Istanbul and new management contract related to Four Seasons Hotel Istanbul at the Bosphorus.

10
Four Seasons Hotels Limited (“FSHL”) is the tenant of the land and premises constituting Four Seasons Hotel London. FSHL has entered into a sublease of the hotel with the entity on whose behalf we manage the hotel. The annual rent payable by FSHL under the lease is the same as the annual rent that is payable by the sub-tenant pursuant to the sublease.

Properties under Construction or Development

We currently have 30 properties under construction or development that are to be operated under the Four Seasons name. We expect 20 of those properties to include a residential branded component. The following table provides an overview of these properties:

Hotel/Resort and Location[1,2]	Approximate Number of Rooms	Capital Commitment [3]
Scheduled 2007/2008 Openings
Four Seasons Hotel Alexandria, Egypt	125
Four Seasons Hotel Beijing, People’s Republic of China	325	✓
Four Seasons Hotel Beirut, Lebanon	235	✓
Four Seasons Resort Bora Bora, French Polynesia [4]	105	✓
Four Seasons Hotel Florence, Italy	120
Four Seasons Hotel Hangzhou, People’s Republic of China	100
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170	✓
Four Seasons Hotel Macau, Special Administrative Region of the People’s Republic of China [4]	370
Four Seasons Resort Mauritius, Republic of Mauritius [4]	120	✓
Four Seasons Hotel Moscow, Russia [4]	185	✓
Four Seasons Hotel Mumbai, India [4]	230	✓
Four Seasons Hotel Seattle, Washington USA [4]	150	✓
Four Seasons Resort Seychelles, Seychelles [4]	65
Beyond 2008
Four Seasons Hotel Bahrain, Bahrain	270
Four Seasons Hotel Baltimore, Maryland, USA [4]	200	✓
Four Seasons Resort Barbados, Barbados [4]	120
Four Seasons Resort Cham Island, Vietnam	80
Four Seasons Hotel Doha at the Pearl, Qatar [4]	250	✓
Four Seasons Hotel Dubai, United Arab Emirates [4]	375
Four Seasons Hotel Guangzhou, People’s Republic of China [4]	325
Four Seasons Hotel Kuala Lumpur, Malaysia [4]	275
Four Seasons Hotel Kuwait, Kuwait	300
Four Seasons Hotel Marrakech, Morocco [4]	140	✓
Four Seasons Hotel Moscow Kamenny Island, Russia [4]	80	✓
Four Seasons Hotel New Orleans, Louisiana, USA [4]	240	✓
Four Seasons Resort Puerto Rico, Puerto Rico [4]	250	✓
Four Seasons Hotel Shanghai at Pudong, People’s Republic of China [4]	190	✓
Four Seasons Hotel St. Petersburg, Russia	200	✓
Four Seasons Hotel Toronto, Ontario, Canada [4]	265	✓
Four Seasons Resort Vail, Colorado, USA [4]	120	✓

1
Information concerning hotels, resorts and residential projects under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail under “Operating Risks”.

2
We have made an investment in Orlando, Florida, in which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time.

3
The aggregate capital commitment for the properties indicated is $129.0 million, of which nothing has been funded and $24.1 million is expected to be funded in the remainder of 2007. These amounts include capital commitments in respect of Four Seasons branded residential projects under construction or development.

4	We expect this project to include a Four Seasons branded residential component.

Summary Hotel Operating Data

The following table sets forth certain summary operating data in the years shown for hotels and resorts that we manage.

(Unaudited)	2006	2005	2004
All Managed Hotels [1]
Worldwide
No. of properties	73	68	63
No. of rooms	18,025	17,300	16,375
United States
No. of properties	26	23	24
No. of rooms	7,445	6,845	7,110
Other Americas/Caribbean
No. of properties	10	10	10
No. of rooms	2,165	2,165	2,160
Europe
No. of properties	12	12	10
No. of rooms	1,960	1,960	1,785
Middle East
No. of properties	7	7	5
No. of rooms	1,735	1,740	1,210
Asia/Pacific
No. of properties	18	16	14
No. of rooms	4,720	4,590	4,110
Managed Hotels (excluding recently opened properties) [2]
Worldwide
No. of properties	62	56	51
No. of rooms	15,630	14,550	13,560
Occupancy [3]	69.2%	68.2%	66.8%
ADR [4]	$377	$329	$307
RevPAR [5]	$261	$224	$205
Gross operating margin [6]	32.3%	30.3%	29.1%
United States
No. of properties	22	19	19
No. of rooms	6,670	5,985	6,110
Occupancy [3]	72.9%	73%	70.5%
ADR [4]	$409	$373	$346
RevPAR [5]	$298	$273	$244
Gross operating margin [6]	29.2%	28.7%	25.6%
Other Americas/Caribbean
No. of properties	10	10	7
No. of rooms	2,165	2,165	1,540
Occupancy [3]	64.6%	64.4%	64.2%
ADR [4]	$377	$336	$280
RevPAR [5]	$243	$216	$180
Gross operating margin [6]	27.8%	26.4%	29.8%
Europe
No. of properties	11	10	8
No. of rooms	1,855	1,720	1,490
Occupancy [3]	66%	62.6%	63.5%
ADR [4]	$587	$534	$529
RevPAR [5]	$387	$335	$336
Gross operating margin [6]	32.7%	31.5%	34.7%

(Unaudited)	2006	2005	2004
Middle East
No. of properties	6	5	4
No. of rooms	1,440	1,215	850
Occupancy [3]	69.2%	67.3%	65.6%
ADR [4]	$279	$212	$182
RevPAR [5]	$193	$143	$119
Gross operating margin [6]	49.4%	44.4%	37.9%
Asia/Pacific
No. of properties	13	12	13
No. of rooms	3,500	3,465	3,570
Occupancy [3]	66.5%	65.3%	63.4%
ADR [4]	$246	$180	$183
RevPAR [5]	$164	$118	$116
Gross operating margin [6]	37.5%	33.2%	32.3%

1
Since December 31, 2006, we have commenced management of Four Seasons Resort Koh Samui, Thailand, which has approximately 65 rooms. This property is not reflected in this table. All room numbers in this table are approximate.

2
Includes hotels and resorts that were fully open and that we managed throughout a particular year and during the last quarter of the prior year. This data is used when information for more than two years is provided. However, if a “Managed Hotel” has undergone or is undergoing an extensive renovation program during the aforementioned period, it ceases to be included as a “Managed Hotel” for that particular year.

3	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

4	ADR is defined as average daily room rate per room occupied.

5
RevPAR is defined as average room revenue per available room. It is a non-GAAP financial measure and does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. We use RevPAR because it is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties. Our calculation of RevPAR may be different than the calculation used by other lodging companies.

6	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

Operating Risks

Our business is subject to many risks and uncertainties, including those discussed below.

Geopolitical, Economic and Lodging Industry Conditions

We focus exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the industry. These risks include, among other things:

•	changes in general, local and industry-specific economic and financial conditions, such as the airline industry,

•	periodic overbuilding in the industry or a specific market,

•	varying levels of demand for rooms and related services (including food and beverage and function space),

•	competition from other properties,

•	changes in travel patterns,

•	the recurring need for renovation, refurbishment and improvement of hotel and resort properties,

•	changes in wages, benefits, prices, construction and maintenance, insurance and operating costs that may result from inflation or otherwise,

•	government regulations,

•	changes in taxes and interest rates,

•	currency fluctuations,

•	the availability and cost of financing for operating or capital requirements,

•	natural disasters,

•	extreme weather conditions,

•	labour disputes,

•	infectious diseases, and

•	war, civil unrest, terrorism, international conflict and political instability.

We operate and have interests in luxury hotels, resorts and serviced and branded residential projects in many areas of the world and our revenues are dependent upon the results of the individual properties. The conditions listed above can have, and have from time to time had, a significant adverse impact upon individual properties or particular regions. A period of economic recession or downturn in any of the world’s primary outbound travel markets could materially and adversely affect, and have from time to time materially and adversely affected, our business, results of operations and financial condition, including fee revenue and ownership earnings. An economic downturn generally affects ownership results to a significantly greater degree than management results due to the high fixed costs associated with hotel ownership.

Competition

The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from other luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is primarily based on, among other things, brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that we manage are located.

We compete for management opportunities with other operators of luxury hotels. We believe that our ability to obtain management agreements is based primarily on the value and quality of our management services, brand name recognition and the economic advantages to the hotel owner of retaining our management services and using our brand name. We also believe that an owner’s assessment of the economic advantages of retaining our management services and using our brand name is, in part, a function of the success of the hotels and resorts currently under management by us. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Our failure to compete successfully for expansion opportunities or to attract and maintain relationships with current hotel owners could materially and adversely affect our business, results of operations and financial condition.

Dependence on Management Agreements

Management agreements expire in the ordinary course, and may in certain circumstances be renegotiated and be subject to termination upon the occurrence of specified events. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect our business, results of operations and financial condition. We manage hotels and resorts for various owners subject to the terms of each property’s management agreements. Those agreements generally can be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements unless, in most cases, such default or unremedied failure was caused by typical force majeure events. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of their respective terms. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement, including a performance test, could result in the loss or cancellation of a management agreement. Typically, but not in all cases, we have certain rights to cure a default to avoid termination. Substantially all of the management agreements include typical force majeure events, which, if they were to occur would prevent the termination of the management agreements. Some management agreements also can be terminated, subject in certain cases, to a payment to us, upon a change in use of the property or upon a sale by the owner to a new owner who does not wish to retain the existing agreement.

In the event of bankruptcy involving a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under applicable bankruptcy laws. We generally have non-disturbance agreements with the lenders to owners of hotels and resorts that we manage. Where no non-disturbance agreement is in place or where it is not enforceable under applicable bankruptcy laws, the risk of loss of a management agreement increases where the owner incurs debt at the property level that cannot be serviced adequately. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable under such circumstances. In such circumstances, we would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.

Management agreements for hotels and resorts we manage have varying remaining terms (including extension periods that we may elect) and have remaining terms averaging of approximately 51 years. Renewal of management agreements at the end of their term is the subject of negotiation between us and the relevant owners. There can be no assurance that any particular management agreement or agreements will be renewed or with respect to the terms and conditions of any renewal.

Dependence on Property Owners

As a result of our strategic decision to focus on management as opposed to ownership of hotel and resort properties, our growth opportunities are dependent in part on our ability to establish and maintain satisfactory relationships and enhance those relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2006, one owner had an ownership interest in a combination of hotels, resorts and serviced and branded residential properties managed by Four Seasons that represented in excess of 10% of our fee revenues from management operations. A failure by us to maintain satisfactory relationships with any owner or owners of a significant number of properties could have a material adverse effect on our business, results of operations and financial condition.

Risk Associated with Expansion, Growth and New Construction

An element of our business strategy is to increase the number of hotels and resorts under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels and resorts (or the refurbishment of existing properties) that are, or are to be, managed by us.

From time to time, the hotel industry has experienced periods during which financial institutions generally have been reluctant to provide financing for the construction of real estate properties, including hotels and resorts. There can be no assurance that we will be able to obtain financing for projects or that the terms on which such financing can be obtained will be acceptable to us. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development.

Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon, among other things, receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of our business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Investments in and Advances to Managed and Owned Properties

We have made investments in, and/or advances in respect of or to owners of, hotels and resorts that we manage, to enable us to acquire the management agreements for those properties or to enhance the terms of those agreements. Currently, we hold an ownership interest in, or have made advances in respect of, 34 of the 74 hotels and resorts that we manage. We also have one remaining 100% leasehold interest in the Four Seasons Hotel Vancouver. We also have made, or expect to make in the near term, investments in, or advances in respect of or to owners of, 18 of the 30 properties under construction or development. The book value of total investments and advances as at December 31, 2006 was approximately $380 million.

In addition to the risks associated with the operation of a hotel, we are subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, the financial stability of the property owner, liability for long-term lease obligations, the availability and costs of insurance coverage, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, war and political instability. In addition, these investments in real estate are relatively illiquid and our ability to dispose of our ownership interests, particularly our leasehold interests, in response to changes in economic or other conditions may be limited. Further, advances to owners of properties are typically subordinated and, in any event, may be subject to loss in the event of insolvency of the owner to which an advance was made. Any of these factors could result in material operating losses by us or a particular hotel or resort and possibly the whole or partial loss of our investment in the property or the inability to collect advances outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and incurring our proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, refurbishments, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including us in some cases.

Debt Rating Risks

Our corporate rating is currently investment grade (BB+) as rated by Standard & Poor’s. Our senior unsecured debt is currently rated by three debt rating agencies (Standard & Poor’s: BBB-; Moody’s: Baa3 with stable outlook; Dominion Bond Rating Service: BBB). In each case our rating is under review with the possibility of a down grade as a result of the implementation of the proposed Arrangement Transaction. A negative change in either global economic or political events may result in the rating agencies downgrading the rating and/or outlook for many of the lodging companies, including us, which would result in an increase in our borrowing costs. In addition, pricing of any amounts drawn under our syndicated bank credit facilities (which are undrawn but under which $1.6 million of letters of credit were issued at December 31, 2006) includes a spread to LIBOR ranging between 0.875% and 2.25%, depending upon the ratings from Standard & Poor’s and Moody’s and certain financial ratios.

Government Regulation

We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which we manage hotels and resorts. Owners and managers of hotels and resorts also may be subject to laws governing the relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. In addition, the properties we manage (and in, or in respect of which, we may have made advances or investments) may be located in countries (such as Syria), which may from time to time be subject to international trade restrictions, regulations or other forms of economic or political sanction. Compliance with these laws can affect the revenues and profits of properties managed by us or could materially and adversely affect our business, results of operations and financial condition.

Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for investigation and clean-up of contamination and other corrective or remedial action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response and whether the party is currently or formerly the owner or manager of the property. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect the ability to use the property for its intended purpose, to sell or rent the property, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility. In connection with the operation and ownership of various properties, we could be held liable for the cost of remedial action with respect to environmental matters. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently manage or previously managed.

Pursuant to the management agreements to which we are a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations. However, as the manager, we may be contingently liable for certain liabilities in respect of which we do not maintain insurance, including certain workers’ compensation claims, environmental liabilities and, in respect of hotels in the United States, claims arising under the Americans with Disabilities Act.

We generally obtain indemnities from the owners of the hotels that we manage in respect of these liabilities. The value of those indemnities is dependent upon, among other things, the financial condition of the owners who have provided them.

Political Risk

We currently manage and in some cases have an ownership interest in hotels and resorts in 31 countries and currently have development plans to open hotels and resorts in 13 additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political and other risks associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that we may have difficulty enforcing our contractual rights relating to our assets including our non-disturbance agreements and any security relating to our loan receivables if due process of law is not respected.

Insurance

Our management agreements require the hotels and resorts that we manage to be insured against property damage, business interruption and liability at the expense of the owner of the property. Under these policies we are also typically insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that we manage. We also maintain our own insurance coverage in respect of liability, in excess of that obtained at the property level. In addition, we obtain indemnities from the owners of the hotels and resorts that we manage in respect of damages caused by acts, omissions and liabilities of the employees of the property or of Four Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. Insurance premiums are continuing to increase and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage generally have been affected; however, commercial properties generally continue to be the most difficult to insure. Exposures for terrorism, cyber perils and toxic mould are now common exclusions. If we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of that coverage or if the indemnities were insufficient for any reason, including as a result of the owner’s or indemnitor’s financial condition, our business, results of operations and financial condition could be materially and adversely affected.

Legal Proceedings

In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents taking place at properties we manage or in which we have an ownership interest. We maintain comprehensive liability insurance and also require owners to maintain adequate insurance coverage as described above under “Insurance”. We believe such coverage to generally be of a nature and amount sufficient to ensure that we are adequately protected from suffering material financial loss as a result of such claims.

Currency Exposure

We have entered into management agreements with respect to hotels throughout the world and accordingly, earn revenue and make investments and advances in many foreign currencies. Our most significant currency is US dollars, as approximately half of our revenues and assets currently are US dollar-denominated, as are the majority of our investment commitments. However, we incur the majority of our costs in Canadian dollars and our most significant liability (which is related to our convertible senior notes) is a Canadian dollar obligation.

In 2005, we adopted US dollars as our reporting currency. This means that our Canadian dollar consolidated financial statements are translated into US dollars for reporting purposes. Our consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flow are translated using the weighted average exchange rates for the period, and assets and liabilities are converted from Canadian dollars into US dollars at the foreign exchange rate applicable at the balance sheet date.

We have not changed our functional currency, which remains Canadian dollars, or the functional currencies of any of our subsidiaries. As a result, while US dollar reporting will minimize the currency fluctuations related to the majority of our US dollar management fee revenues, it will not eliminate the impact of foreign currency fluctuations related to our management fees in other currencies, or our general and administrative expenses, which are incurred primarily in Canadian dollars. It will also not eliminate foreign currency gains and losses related to un-hedged net monetary assets and liability positions. As such, our consolidated results will continue to include gains and losses related to foreign currency fluctuations. The impact of foreign currency gains and losses has been material in the past and could continue to be material in the future.

We endeavour to match foreign currency revenues to costs and investment commitments to provide a natural hedge against currency fluctuations, although there can be no assurance that these measures will be effective in the management of those risks. We also endeavour to manage our currency exposure through, among other things, the use of foreign exchange forward contracts. As at December 31, 2006, we held $39.1 million in foreign exchange forward contracts for the sale of US dollars into Canadian dollars to meet our operating needs. In addition, certain currencies are subject to exchange controls or are not freely tradeable and as a result are relatively illiquid. We attempt to minimize our foreign currency risk by monitoring our cash position, keeping fee receivables current, monitoring the political and economic climate and considering whether to insure convertibility risk in each country in which we manage a property. In certain properties, the foreign currency risk is further mitigated by pricing room rates in US dollars. However, no assurances can be given as to whether our strategies relating to currency exposure will be successful or that foreign exchange fluctuations will not materially adversely affect our business, results of operations and financial condition.

Seasonality/Quarterly Predictability

Our hotels and resorts are generally affected by normally recurring seasonal patterns and, for most of the properties, demand is typically lower in December through March than during the remainder of the year.

Management operations are seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in that quarter and may be offset to a greater extent as the portfolio of resort properties that we manage increases. However, seasonality can be affected by specific local events that can cause, and from time to time have caused, unanticipated disruptions to the operations of certain of the properties we manage.

In addition, certain management fees, in particular incentive fees and residential royalty fees, are difficult to predict both in terms of timing and amount and can be impacted to a greater extent than other elements of our business by economic cycles, interest rate levels and other external factors. Although the majority of our management fees are based on the total revenues of the properties we manage and as a result are easier to predict, fluctuations in our incentive fees and residential royalty fees can cause volatility in our earnings, particularly as measured from quarter to quarter.

Our hotel ownership position is also affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership positions typically incur an operating loss in the first quarter of each year. Typically, the third quarter has been the strongest quarter for the Four Seasons Hotel Vancouver.

Intellectual Property

In the highly competitive service industry in which we operate, trademarks, service marks and logos are very important in the sales and marketing of those services. We have a significant number of trademarks, service marks and logos, and significant time and effort are expended each year on surveillance, registration and protection of our trademarks, service marks and logos. The loss or infringement of any of our trademarks, service marks or logos could have a material and adverse effect on our business, results of operations and financial condition.

Risks Associated with the Four Seasons Branded Residential Business

We currently license and manage Four Seasons branded residential projects, including whole ownership and fractional ownership, in many of our existing hotel and resort locations. We are expanding our presence in the luxury segment of the whole ownership and fractional ownership business with a number of other projects under development. Our ability to successfully develop and sell interests in the residential units that are built, and the various fees earned by us from each residential project, could be materially and adversely affected by one or any combination of the factors described in this “Operating Risks” section. Although we believe that we are in compliance in all material respects with applicable laws and regulations to which the marketing, sale and operation of Four Seasons branded residential projects are currently subject, changes in these requirements or a determination by a regulatory authority that we are not in compliance could materially and adversely affect our business, results of operations and financial condition.

Dependence on Key Employees

Our success depends in part on the continued service of our senior executives, who have an average tenure of approximately 23 years with Four Seasons. In particular, our senior management is responsible for the development and/or maintenance of ongoing relationships with new and existing investors in the properties that are managed by us. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect on, among other things, relationships affecting properties that are, or that may be, managed by us.

Material Contracts

Except for the following, since January 1, 2002, we did not enter into any material contracts, other than contracts in the ordinary course of business that still are in effect and material to FSHI:

•
Indenture dated as of June 18, 2004 between FSHI and the Bank of Nova Scotia Trust Company of New York, as trustee, under which we may from time to time issue unsecured debentures, notes or other evidences of indebtedness in an unlimited amount, issuable in series,

•
a First Supplemental Indenture dated as of June 18, 2004 relating to the issue of our 1.875% Convertible Senior Notes due 2024 in the aggregate principal amount of $250,000,000, all of which were issued pursuant to a prospectus supplement dated June 14, 2004 to a prospectus of FSHI dated April 6, 2004,

•	Acquisition Agreement dated February 9, 2007 in connection with the Arrangement Transaction,

•	Voting Agreement dated February 9, 2007 among FS Acquisition Corp., FSHI, Kingdom, Cascade and Triples in connection with the Arrangement Transaction, and

•	Limited Guaranty made as of February 9, 2007 by each of Kingdom and Cascade in favour of FSHI in connection with the Arrangement Transaction.

See “Corporate Information - Convertible Senior Notes” for details of the terms of convertibility of the Convertible Senior Notes. Copies of the documents referred to above are available on www.sedar.com.

Corporate Information

Description of Share Capital

Our authorized share capital consists of an unlimited number of First Preference Shares, issuable in series, an unlimited number of Second Preference Shares, issuable in series, 3,725,698 Variable Multiple Voting Shares and an unlimited number of Limited Voting Shares. At March 9, 2007, 3,725,698 Variable Multiple Voting Shares, 33,774,038 Limited Voting Shares and options to purchase 3,548,799 Limited Voting Shares were outstanding.

The following is a summary of the material attributes of our Variable Multiple Voting Shares and Limited Voting Shares.

Dividends

The dividends declared and paid on our Variable Multiple Voting Shares will be in amounts per share equal to 50% of the dividends declared and paid on our Limited Voting Shares, regardless of whether the number of votes attaching to the Variable Multiple Voting Shares is further increased.

Rights on Dissolution

In the event of the liquidation, dissolution or winding up of FSHI, the holders of Limited Voting Shares and Variable Multiple Voting Shares will be entitled, share for share, to receive, on a pro rata basis, all of the assets of FSHI remaining after payment of all of its liabilities, subject to the preferential rights of any shares ranking prior to the Limited Voting Shares and Variable Multiple Voting Shares.

Voting Rights

The holders of Limited Voting Shares and Variable Multiple Voting Shares will be entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. Each Limited Voting Share will entitle the holder to one vote. Each Variable Multiple Voting Share currently entitles the holder to that number of votes that results in the aggregate votes attaching to the Variable Multiple Voting Shares representing approximately 64.55%of the votes attaching to the Variable Multiple Voting Shares and the Limited Voting Shares, in the aggregate. The number of votes attaching to the Variable Multiple Voting Shares adjusts concurrently with the issue of additional Limited Voting Shares in order to maintain this voting control. Holders of Limited Voting Shares are entitled, voting separately as a class, to elect two members of our board of directors annually.

Under the provisions attaching to the Variable Multiple Voting Shares, beginning with the annual meeting held in 2000 and every three years thereafter, the continued application of this adjusting mechanism is subject to ratification by the holders of our Limited Voting Shares. The adjusting mechanism was last ratified by shareholders at the annual and special meeting of shareholders in 2006. If the maintenance of the adjustment mechanism is not confirmed by a simple majority of the votes cast by the holders of Limited Voting Shares (other than “prescribed holders” of Limited Voting Shares), any issue of Limited Voting Shares after that time (other than the issue of Limited Voting Shares pursuant to a right, option or similar obligation granted prior to that time) will not result in a further adjustment in the number of votes attaching to the Variable Multiple Voting Shares. Additionally, the continued application of the adjustment mechanism will be subject to ratification after any transfer of Variable Multiple Voting Shares that results in a person other than a member of the Sharp Family (as defined in the articles of FSHI) holding Variable Multiple Voting Shares or after Isadore Sharp ceases to be the Chief Executive Officer. For these purposes, the “prescribed holders” of Limited Voting Shares shall be: (a) any person or company that beneficially owns, directly or indirectly, Variable Multiple Voting Shares; (b) any person or company that beneficially owns, directly or indirectly, securities carrying more than 20% of the votes attaching to all of our outstanding voting securities; (c) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (b); (d) any of our affiliates (as defined in the Securities Act (Ontario)); (e) any person or company that, alone or in concert with others, effectively controls FSHI; and (f) if all of (b), (d) and (e) are inapplicable, all directors and officers of FSHI and their associates (as defined in the Securities Act (Ontario)). To our knowledge, the prescribed holders are Triples Holdings Limited, Isadore Sharp and Rosalie Sharp.

Pursuant to the terms of a Voting Agreement, each of Kingdom and Cascade has agreed to vote the Limited Voting Shares owned by it in favour of the Arrangement Transaction, and Triples has agreed to vote all of the Variable Multiple Voting Shares owned by it in favour of the Arrangement Transaction, subject in each case to the terms and conditions contained in the Voting Agreement.

Take-Over Bid Protection

Variable Multiple Voting Shares will be converted automatically into Limited Voting Shares upon any transfer thereof, except (i) a transfer within the immediate family of Isadore Sharp (so long as the family beneficially owns a majority of the outstanding Variable Multiple Voting Shares) or (ii) a transfer of a majority of the outstanding Variable Multiple Voting Shares to a purchaser who has offered to purchase all outstanding Variable Multiple Voting Shares and will, as a result, have acquired a majority of the outstanding Variable Multiple Voting Shares and who offers to purchase all outstanding Limited Voting Shares for a per share consideration equal to that offered for the Variable Multiple Voting Shares.

Triples Holdings Limited, which owns all of the outstanding Variable Multiple Voting Shares, has entered into an agreement with Montreal Trust Company of Canada, as trustee for the benefit of the holders of the Limited Voting Shares, that has the effect of preventing transactions that otherwise would deprive the holders of Limited Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Variable Multiple Voting Shares had been Limited Voting Shares.

Conversion

Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder.

Modifications, Subdivisions and Consolidation

Modifications to the provisions attaching to the Variable Multiple Voting Shares as a class, or to the Limited Voting Shares as a class, will require the separate affirmative vote of two-thirds of the votes cast at a meeting of the holders of the shares of the respective class. No subdivision or consolidation of the Variable Multiple Voting Shares or of the Limited Voting Shares may take place unless the Limited Voting Shares or the Variable Multiple Voting Shares, as the case may be, are concurrently subdivided or consolidated in the same proportion. If we propose to grant rights to holders of shares of any class, as a class, to acquire additional voting or participating securities (or securities convertible into voting or participating securities), the holders of the Limited Voting Shares and the Variable Multiple Voting Shares shall for the purposes of that distribution be deemed to be holders of shares of the same class.

Sale of Control Agreement

At a special meeting held on December 19, 1989, the shareholders of FSHI approved an agreement (the “Sale of Control Agreement”) pursuant to which Isadore Sharp surrendered (a) an option, which had been granted to him on December 6, 1985, to acquire 500,000 Limited Voting Shares at an exercise price of C$12.60 per share (which, as a result of a share “split” in 1990 would have entitled Mr. Sharp to acquire 1,000,000 Limited Voting Shares at an exercise price of C$6.30 per share) and (b) the right to receive additional options in subsequent years, and, in exchange,  FSHI and its principal operating subsidiary, Four Seasons Hotels Limited, agreed that Four Seasons Hotels Limited would make a payment to Mr. Sharp upon an arm’s-length sale of control of FSHI. The Sale of Control Agreement contemplates that this payment will be comprised of two components, the first component will be equal to the product of (a) the excess of the per share consideration paid in respect of the sale-of-control transaction (the “Transaction Consideration”) over C$6.30, and (b) the number (the “Share Number”) that is 5% of the aggregate number of Variable Multiple Voting Shares and Limited Voting Shares issued and outstanding on the date of the sale-of-control transaction. The second component will be equal to the product of (x) the excess of the Transaction Consideration over C$20.84, and (y) the Share Number, provided that the second component will be payable only if the Transaction Consideration is equal to or greater than 125% of the weighted average trading price of all board lots of Limited Voting Shares traded on the TSX during the period beginning six months and ending one month before the first public announcement of the sale-of-control transaction. Pursuant to the Sale of Control Agreement, the Board may make adjustments if the Board determines that it would be equitable to do so in the event that FSHI takes any action affecting the Limited Voting Shares and/or the Variable Multiple Voting Shares.

The right to receive the two payments may be transferred among members of Mr. Sharp’s family, their holding companies and trusts. Upon the death of Mr. Sharp, the right to the payments passes to his legal or personal representatives, heirs or permitted assigns.
Pursuant to the Arrangement Transaction, Mr. Sharp will receive the amount payable to him calculated in accordance with the Sale of Control Agreement in full satisfaction of all obligations to him under the Sale of Control Agreement. If the Arrangement Transaction is consummated, based on an acquisition price of $82.00 for each Limited Voting Share and Variable Multiple Voting Share, and using the noon rate of exchange as quoted by the Bank of Canada for the conversion of United States dollars into Canadian dollars on February 23, 2007, Mr. Sharp would receive approximately C$334,806,500 or approximately US$289 million in satisfaction of the obligations to him under the Sale of Control Agreement.

Transfer Agent and Registrar

The registrar and transfer agent for our Limited Voting Shares in Canada is Computershare Trust Company of Canada, Toronto, Ontario, Canada.

Market for Securities

Our Limited Voting Shares are listed on the Toronto and New York stock exchanges. The following table sets forth the high and low closing prices and trading volumes of the Limited Voting Shares as reported by these exchanges during the periods indicated, according to published reports:

	NYSE			TSX
	Price Range			Price Range
2006	High US$	Low US$	Volume	High C$	Low C$	Volume
January	59.13	49.86	5,627,400	67.73	57.69	534,073
February	59.55	56.02	2,913,500	68.56	64.22	456,534
March	57.35	50.40	4,991,900	64.95	58.40	463,879
April	55.02	49.80	3,613,100	62.04	58.05	543,800
May	67.80	53.03	9,930,400	75.11	58.87	836,465
June	64.80	58.98	5,527,700	71.57	66.00	344,952
July	61.76	52.51	3,888,100	69.12	59.83	353,684
August	63.60	53.46	6,374,300	70.93	60.50	1,344,889
September	65.40	61.98	3,533,400	73.16	68.80	471,735
October	64.97	60.19	4,118,500	73.79	67.50	693,089
November	84.25	63.32	16,738,500	95.35	71.45	2,159,040
December	82.36	80.51	2,797,000	95.71	92.17	371,275

On March 9, 2007 the last reported sale prices of the Limited Voting Shares on the NYSE and TSX were $81.20 and C$95.23 per share, respectively.

Dividend Policy

It is FSHI’s policy to pay a semi-annual dividend to holders of the Limited Voting Shares and Variable Multiple Voting Shares. In each of the years 2004, 2005 and 2006 FSHI paid semi-annual cash dividends of C$0.055 per Limited Voting Share and C$0.0275 per Variable Multiple Voting Share. There are no restrictions currently that prevent FSHI from continuing to pay dividends on this basis. Pursuant to the Acquisition Agreement, FSHI agreed not to declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Limited Voting Shares or Variable Multiple Voting Shares owned by any person other than regularly scheduled semi-annual cash dividends, consistent with past practice. FSHI does not expect to change its dividend policy before the closing of the Arrangement Transaction.

Convertible Senior Notes

On June 18, 2004, we completed a public offering of $250 million principal amount of 1.875% convertible senior notes due July 30, 2024. The notes will be convertible into Limited Voting Shares at an initial conversion rate of 13.9581 shares per $1,000 principal amount in certain circumstances, including those in which the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period, the notes have had a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, the notes have been called for redemption, or a specified corporate transaction or a fundamental change has occurred.

If the Arrangement Transaction is completed, FSHI will be required to make an offer to repurchase the notes at a purchase price equal to the principal amount of the notes plus a make whole premium, and an amount equal to any accrued and unpaid interest to, but not including, the date of repurchase. FSHI must make this offer by providing a notice to the trustee and the holders of notes within 30 days of the completion of the Arrangement Transaction.

The Purchaser has informed FSHI that it currently expects to commence an offer to purchase all of the outstanding notes prior to the effective time of the Arrangement Transaction. The terms of any such offer have not yet been finalized, and will be determined by the Purchaser in the event that it decides to proceed with the offer. If the Purchaser proceeds with the offer, the notes owned by the Purchaser and its subsidiaries will be transferred to FSHI for cancellation pursuant to the Arrangement Transaction.

Ratings

Our $250 million of convertible senior notes have been assigned the following ratings:

Standard & Poor’s: BBB-. As defined by Standard & Poor’s, an obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The rating is modified by a minus sign, which is used to show relative standing within this rating category. Moody’s Investors Service: Baa3 with a stable rating outlook. As defined by Moody’s, obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. The modifier 3 indicates a ranking in the lower end of the rating category. The rating outlook means the rating is not likely to change in the medium term (18 to 36 months).

Dominion Bond Rating Service (“DBRS”): BBB with a stable rating trend. As defined by DBRS, long-term debt rated BBB is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. The absence of either a “high” or “low” designation indicates the rating is in the middle of the rating category. The rating trend is designed to give the investor an understanding of DBRS’ opinion regarding the outlook for the rating.

Credit ratings are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. The ratings are current opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances. The issued credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Directors and Officers

The following table sets forth certain information regarding each of FSHI’s executive officers and directors:

Name and Residence	Position with FSHI	Principal Occupation	Shareholdings
			No. of Variable Multiple Voting Shares	No. of Limited Voting Shares
Isadore Sharp Ontario, Canada	Chairman, Chief Executive Officer	Chairman and Chief Executive Officer, Four Seasons Hotels Limited	3,725,698	Nil
William D. Anderson [1,2,3] Quebec, Canada	Director	Corporate Director	Nil	500
Brent Belzberg [1,3] Ontario, Canada	Director	Senior Managing Partner, Torquest Partners Inc. [4]	Nil	1,900
H. Roger Garland [2] Ontario, Canada	Director	Corporate Director	Nil	81,418

Name and Residence	Position with FSHI	Principal Occupation	Shareholdings
			No. of Variable Multiple Voting Shares	No. of Limited Voting Shares
Nan-b de Gaspé Beaubien [1,5,6] Quebec, Canada	Director	President, Business Families Foundation[7] and Co-Chair, Philbeau Inc.[8]	Nil	4,000
Charles S. Henry [6,9] New York, USA	Director	President, Hotel Capital Advisers, Inc. [10]	Nil	2,500
Heather Munroe- Blum [1,6] Quebec, Canada	Director	Principal and Vice Chancellor, McGill University [11]	Nil	1,250
Ronald W. Osborne [2,3] Ontario, Canada	Director	Chairman of the Board, Sun Life Financial Inc. [12]	Nil	1,000
J. Robert S. Prichard [5,6] Ontario, Canada	Lead Director	President and Chief Executive Officer, Torstar Corporation [13]	Nil	20,000
Lionel H. Schipper [1,2] Ontario, Canada	Director	President, Schipper Enterprises Inc. [8]	Nil	52,953
Anthony Sharp Ontario, Canada	Director	President, Sharpwise Ltd. [14]	Nil	26,927
Simon M. Turner [1,9] New York, USA	Director	Principal, Hotel Capital Advisers, Inc. [10]	Nil	2,500
Sarah Cohen Ontario, Canada	Senior Vice President, Corporate Counsel and Assistant Secretary	Senior Vice President, Corporate Counsel and Assistant Secretary, Four Seasons Hotels Limited	Nil	Nil
John M. Davison Ontario, Canada	Executive Vice President, Chief Financial Officer	Executive Vice President, Chief Financial Officer, Four Seasons Hotels Limited	Nil	700
Craig O. Reith Ontario, Canada	Vice President, Finance and Treasurer	Vice President, Finance and Treasurer, Four Seasons Hotels Limited	Nil	11,331
Kathleen Taylor Ontario, Canada	President and Chief Operating Officer	President and Chief Operating Officer	Nil	2,041
Randolph Weisz Ontario, Canada	Executive Vice President, Business Administration, General Counsel and Secretary	Executive Vice President, Business Administration, General Counsel and Secretary, Four Seasons Hotels Limited	Nil	Nil

1	Member of the Human Resources Committee.

2	Member of the Audit Committee.

3	Member of the Special Committee.

4	Private equity fund manager.

5	Elected by the holders of the Limited Voting Shares.

6	Member of the Corporate Governance Committee.

7	Non-profit foundation.

8	Investment holding company.

9	Nominee of Kingdom, which has the right pursuant to an agreement with Triples Holdings Limited and Isadore Sharp to elect two directors to the FSHI Board of Directors.

10	Hotel investment advisory firm.

11	Educational institute.

12	Insurance company.

13	Media and publishing company.

14	Real estate/resort development company. Prior to August 25, 1999, Mr. Sharp was Executive Vice-President of Vacation Ownership of Four Seasons Hotels Limited.

Isadore Sharp has served as a director of FSHI and its predecessor corporation since January 9, 1978. H. Roger Garland was elected to the board of directors of FSHI’s predecessor corporation on October 1, 1985. Lionel H. Schipper was appointed to the board of directors on February 18, 1988. Charles S. Henry was appointed to the board of directors on November 11, 1994. J. Robert S. Prichard was appointed to the board of directors on March 6, 1996. Nan-b de Gaspé Beaubien was elected to the board of directors on May 23, 1997. Anthony Sharp was appointed to the board of directors on August 25, 1999. Simon M. Turner was re-appointed to the board of directors on February 14, 2002. Brent Belzberg and Heather Munroe-Blum were appointed to the board of directors on November 7, 2002. Ronald W. Osborne was elected to the board of directors on May 21, 2003. William D. Anderson was elected to the board of directors on May 25, 2005.

All of the directors will hold office until the next annual meeting of shareholders, or until their successors are elected or appointed.

All our executive officers and directors have held their principal occupations for more than five years with the exception of the following. William Anderson was President of BCE Ventures Inc. until December 31, 2005. Heather Munroe-Blum was a Professor at the University of Toronto prior to December 31, 2002 and was Vice-President, Research and International Relations at the University of Toronto prior to June 1, 2002. Ronald W. Osborne was President and Chief Executive Officer of Ontario Power Generation prior to December 4, 2003. Kathleen Taylor was President, Worldwide Business Operations prior to January 1, 2007. Randolph Weisz was Senior Vice President and General Counsel of Four Seasons Hotels Limited prior to August 6, 2002. Sarah Cohen was Vice President, Corporate Counsel and Assistant Secretary of Four Seasons Hotels Limited prior to September, 2006. Craig O. Reith was Vice President, Finance and Assistant Treasurer of Four Seasons Hotels Limited prior to May 17, 2005. John Davison was Senior Vice President of Four Seasons Hotels Limited prior to August 23, 2005, an independent consultant prior to August 26, 2002.

Heather Munroe-Blum served on the board of directors of Livent Inc. from June 1998 through November 27, 1998. On November 18, 1998, Livent Inc. filed a voluntary petition under Chapter 11 of the US Bankruptcy Code. On November 19, 1998, Livent Inc. filed for protection under the Companies Creditors Arrangement Act. Additionally, on August 28, 1998 the Ontario Securities Commission made an order pursuant to section 127(5) of the Securities Act (Ontario) that trading in securities of Livent Inc. cease immediately for a period of 15 days on the grounds that there was not sufficient information in the marketplace on which investors could make informed decisions as to the purchase or sale of the securities of Livent Inc. That order was extended, with the consent of Livent Inc., on September 11, 1998. That cease trade order was revoked by the Ontario Securities Commission on November 19, 1998.

Ronald W. Osborne served on the board of directors of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) from April 1996 to September 1997 and from June 2005 to June 2006. On March 10, 2006 the Nortel Companies announced the need to restate certain previously reported financial results and that the filing of certain 2005 financial statements would be delayed. The Ontario Securities Commission issued a management cease trade order on April 10, 2006, prohibiting all of the directors, officers and certain current and former employees from trading in securities of the Nortel Companies until two business days following the receipt by the Ontario Securities Commission of all of the filings the Nortel Companies are required to make pursuant to Ontario securities laws. The British Columbia Securities Commission and Quebec Securities Commission also issued similar orders. Mr. Osborne was not subject to the orders issued by the British Columbia Securities Commission and the Quebec Securities Commission. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006. The British Columbia Securities Commission and the Quebec Securities Commission also lifted their cease trade orders shortly thereafter. Mr. Osborne served on the board of directors of Air Canada from May of 1999 to September 30, 2004. In September of 2004, Air Canada completed a court-sanctioned restructuring process and implemented a plan of arrangement under the corporate and insolvency laws of Canada.

Kathleen Taylor was formerly a director of The T. Eaton Company Limited which, in 1999, completed a court-sanctioned reorganization pursuant to a plan of compromise and arrangement under the corporate and insolvency laws of Ontario and Canada, respectively. As a result of this situation, trading of the common shares of Eaton’s was suspended by the Toronto Stock Exchange on August 23, 1999 and the common shares were ultimately delisted in connection with the implementation of the reorganization.

Our directors and executive officers, as a group, own beneficially, directly or indirectly, or exercise control or direction over, the following number of Limited Voting Shares and Variable Multiple Voting Shares:

Description of Class	Number of Shares	Percentage of Class
Limited Voting Shares	209,020	0.619%
Variable Multiple Voting Shares	3,725,698	100%

Corporate Governance

Approach to Governance

Our corporate governance policies, procedures and practices are designed to ensure that:

•	the business and affairs of Four Seasons are conducted with the highest standards of ethical conduct and in the best interests of our shareholders and other stakeholders, and

•	the Board can fulfill its statutory mandate to supervise the management of the business and affairs of FSHI.

The Board and its Committees have refined our governance polices, procedures and practices in the context of the significant regulatory initiatives in North America that have been adopted to enhance governance practices of public companies generally. Those initiatives include the rules and policies that have been adopted by the Ontario Securities Commission and other Canadian Securities Administrators, the revised listing standards adopted by the New York Stock Exchange and the various requirements that have come into force under the Sarbanes-Oxley Act of 2002 and related rules that have been adopted by the U.S. Securities and Exchange Commission. The Board and its Committees also review our governance policies, procedures and practices on a regular basis to ensure that they are effective for FSHI.

We believe that our corporate governance policies, procedures and practices, which are described below, are in substantive compliance with the guidelines, rules and requirements that are applicable to FSHI and are appropriate for FSHI in the current circumstances.

We believe that there are no significant differences in our corporate governance practices from those required to be followed by U.S. domestic issuers (including the NYSE listing standards), other than the membership on each of our Corporate Governance Committee and Human Resources Committee of one director who may be deemed not to be independent for certain purposes and the approval of the Chief Executive Officer’s compensation level, upon the recommendation of the Human Resources Committee, by the independent directors and those two other directors. As discussed below under “Committees of the Board of Directors”, we believe that the continued involvement of those directors on those Committees and their participation in the process of approving the Chief Executive Officer’s compensation is of significant benefit to the Committees, the Board and FSHI and does not compromise the independence of those Committees or the process for the approval of the Chief Executive Officer’s compensation.

We recognize that our policies, procedures and practices cannot be static and have refined them over the past year. We also recognise that further refinements may be necessary as applicable legal and regulatory requirements and the circumstances of FSHI evolve. We intend to continue to ensure that our system and culture of corporate governance meet the legitimate expectations of our shareholders as well as applicable legal and regulatory requirements.

Code of Business Conduct and Ethics

We believe that director, management and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, we have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Four Seasons, its subsidiaries and affiliates, other persons in similar relationships with those entities, and all employees at hotels and resorts managed by us. Our Code of Business Conduct and Ethics is available to all directors, officers and employees and can be viewed on our website at www.fourseasons.com or at www.sedar.com. The Code of Business Conduct and Ethics addresses such matters as conflicts of interest, protection and proper use of our assets, confidential information, fair dealing, compliance with laws, rules and regulations and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head. We also have established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls and auditing matters. Our Board of Directors requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and formal confirmation of compliance with the Code of Business Conduct and Ethics is obtained annually from each director and executive officer.

Any waivers of the Code of Business Conduct and Ethics for directors or members of our Management Committee may only be granted by the Board. The Board has not granted any such waivers in 2006.

The Board of Directors

The Role of the Board

In fulfilling its statutory mandate and discharging its duty of stewardship of FSHI, the Board assumes responsibility for, among other things:

•	reviewing and approving the strategic planning and business objectives that are submitted by management and monitoring the implementation by management of the strategic plan,

•
reviewing the principal business risks for FSHI and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks,

•
ensuring, with the assistance of the Corporate Governance Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance Committee,

•	ensuring internal control and management information systems are in place, evaluated as part of the internal audit process and reviewed periodically on the initiative of the Audit Committee,

•
assessing the performance of executive officers, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and periodically monitoring the compensation levels of such executive officers based on the determinations made by the Human Resources Committee,

•	ensuring that we have in place a policy for effective communication with shareholders, other stakeholders and the public generally, and

•
reviewing and, where appropriate approving, the recommendations made by the various Committees including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

This mandate and specific expectations of directors that are intended to promote the discharge by the directors of their responsibilities and the efficient conduct of the Board are outlined in the Board’s Corporate Governance Guidelines (which includes the Board Charter), which are attached as Schedule A and can be viewed at our website at www.fourseasons.com.

Board Composition

Consistent with applicable legal and regulatory requirements and prevailing best practices, the Board and its Committees give careful consideration to their size, composition and independence, which they believe are appropriate for FSHI.

The Corporate Governance Committee, among other things, develops and recommends to the Board criteria for selecting new directors, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the Corporate Governance Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•	their judgement, character, expertise, skills and knowledge that may be useful to the oversight of Four Seasons’ business,

•	their diversity of viewpoints, backgrounds, experiences and other demographics,

•	their business and other relevant experience, and

•
the extent to which the interplay of their expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, collegial and responsive to the needs of Four Seasons.

These criteria are applied in respect of each individual director, and in respect of the Board and each Committee as a whole.

To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted categorical standards, which are part of the Board’s Corporate Governance Guidelines, which are attached to this circular and may be viewed on our website at www.fourseasons.com. A director who qualifies as “independent” under these standards is:

•	a director who has no direct or indirect material relationship with FSHI, being a relationship that could, in the view of the Board, reasonably interfere with his or her independent judgment, and

•	“independent” for the purposes of the NYSE listing standards and the corporate governance policies of the Canadian Securities Administrators.

Members of the Audit Committee also must satisfy additional independence standards as contemplated by the rules made by certain of the Canadian Securities Administrators and the SEC (and adopted by the NYSE), which result in them being “independent” for those purposes as well.

Based upon information provided by each of the directors, the Corporate Governance Committee and the Board have affirmatively determined that the following 8 of the 12 directors are “independent” under these standards: Messrs. Henry and Turner are deemed not to be independent under the listing standards of the NYSE as a result of each of them being a director of a company that owns a hotel that is managed by Four Seasons and that made payments in 2006 to Four Seasons and its subsidiaries of more than the greater of $1 million or 2% of FSHI’s consolidated gross revenues. The Corporate Governance Committee and the Board have determined that Anthony Sharp should not be considered to be an “independent” director as a result of his familial relationship to Isadore Sharp, and that Isadore Sharp should not be considered to be “independent” as a result of his being the Chief Executive Officer of Four Seasons.

Board Process

In addition to having two-thirds of the Board comprised of independent directors, we have adopted a variety of structures to allow for the independence of the Board from management, including the consideration of transactions and agreements in respect of which a director or executive officer has a material interest. Those structures include the appointment of a “lead director” (who is an “independent” director) with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management, the practice of having the non-management members of the Board meet as a group in executive sessions (with no members of management present) after every regularly scheduled meeting of the Board and otherwise as those directors may determine, following which the independent directors meet in executive session (with no members of management or non-independent directors present) and members of the Board having the opportunity to initiate discussions with senior management without the Chief Executive Officer present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and management by the Corporate Governance Committee. The position description of the lead director, which has been approved by the Board, is available on our website at www.fourseasons.com. The Board believes that it has functioned, and continues to function, independently of management.

Consistent with recommended governance practices, the Board and the Chief Executive Officer have developed position descriptions that define the limits of management’s responsibilities. In this regard, the Board has adopted a job description and statement of functions for the Chief Executive Officer that delegates to him the responsibility for overseeing the day-to-day management of Four Seasons’ business in accordance with strategic plans and operating and capital expenditure budgets approved by the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of courses of action that are being considered by management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting Four Seasons. The Board is satisfied that the Chief Executive Officer has reported to, and sought the consent of, the Board where necessary and appropriate.

Management, working with the Board and the Corporate Governance Committee, provides an orientation program and education program for new directors to familiarize them with FSHI and its business. On a continuing basis, management provides periodic presentations for the Board to ensure that directors are aware of major business trends and industry practices, and directors are free to contact the Chief Executive Officer and other members of the Management Committee at any time to discuss any aspect of our business. The provision of lodging and food and beverage privileges at properties we manage in accordance with industry practice (which do not compromise the independence of our directors) also encourages direct, on-site experience by directors with our business.

The Board is scheduled to meet six times a year and meets more frequently, if required. During 2006, the Board held six meetings and six meetings of the directors who are independent for purposes of the corporate governance policies of the Canadian Securities Administrators (two of whom may not be considered to be independent under the listing standards of the NYSE). The Board expects all directors to attend the annual general meeting, although this expectation is not documented in a formal, written policy; all directors attended the 2006 annual general meeting of shareholders. In 2006, the directors listed below attended in person or by telephone the number of meetings of the Board of Directors and its Committees shown in the following table.

	Number of Meetings Attended During 2006
	Board of Directors	Independent Directors	Committees
William D. Anderson	6	6	17
Nan-b de Gaspé Beaubien	6	6	9
Brent Belzberg	6	6	13
H. Roger Garland	6	6	2
Charles S. Henry	6	0	5
Heather Munroe-Blum	6	6	7
Ronald W. Osborne	6	6	13
J. Robert S. Prichard	6	6	5
Lionel H. Schipper	6	6	8
Anthony Sharp	6	0	0
Isadore Sharp	6	0	0
Simon M. Turner	6	0	4

Summary of Board and Committee Meetings Held in 2006:
Board of Directors	6
Independent Directors	6
Audit Committee	4
Human Resources Committee	4
Corporate Governance Committee	5
Special Committee	9

Since January 1, 2007, the Board has held three meetings and there have been three meetings of the independent directors. Each of these meetings, in addition to all Committee meetings held since January 1, 2007, was attended in person or by telephone by all of the respective directors.

Board Assessment

Annually, under the supervision of our Corporate Governance Committee, our directors conduct a formal annual evaluation of the performance and effectiveness of the Board and each of its Committees. This annual evaluation includes an assessment of the individual directors and their attributes that contribute to an effective Board. A written evaluation process is complemented with individual interviews with a member of the Corporate Governance Committee. The resulting data is analyzed by the Corporate Governance Committee and the Board and is used to assist in refinements to our ongoing governance process. The Board has not conducted its annual assessment for 2006 but it will conduct its annual assessment at a later date if necessary.

Committees of the Board

The Board has established three standing Committees to assist it in discharging its mandate. The roles of the Committees as part of our governance process are outlined below, and their charters may be viewed on our website at www.fourseasons.com. Each Committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors. Each Committee is chaired by an “independent” director. The Board has approved a position description for the chairs of these committees, which are available on our website at www.fourseasons.com.

Composition of Committees

The members of the Committees are appointed annually by the Board upon the recommendation of the Corporate Governance Committee. In considering the composition of each Committee, the Corporate Governance Committee and the Board consider, among other things, the expertise, experience and independence that the members bring to the Committee individually and as a group.

All of the directors who currently are members of the Committees and were members of the Committees in 2006 are “independent” directors except that in 2006, the Human Resources Committee and the Corporate Governance Committee also included a director who was a nominee of Kingdom Investments Inc. As discussed above, Messrs. Turner and Henry may not be considered “independent” as a result of certain deeming provisions under the governance standards of the NYSE and rules made by the Canadian Securities Administrators and the SEC. The Corporate Governance Committee and the Board believe that the continued involvement of Mr. Henry and Mr. Turner has been, and will continue to be of significant benefit to the Committees on which they may serve, the Board and FSHI as a result of the expertise and experience that they bring to that process and the perspective that they bring to the issues considered by the Committees as representatives of a significant shareholder and does not compromise the independence of those Committees.

The Board, upon the recommendation of the Corporate Governance Committee, has determined that the Chair of the Audit Committee, Mr. Osborne, is a “financial expert” for the purposes of a rule made under the Sarbanes-Oxley Act of 2002 and that all members of the Audit Committee are “financially literate” and independent as contemplated by the rule made by certain of the Canadian Securities Administrators and the governance standards of the NYSE. The SEC has indicated that the designation of Mr. Osborne as an audit committee financial expert does not make Mr. Osborne (and others who may be similarly designated) an “expert” for any purpose, impose any duties, obligations or liabilities on Mr. Osborne that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other members of the Audit Committee. When considering criteria for determinations of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and cash flow statement of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by FSHI financial statements.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to FSHI without the prior approval of the Audit Committee and the Corporate Governance Committee. None of the members of the Audit Committee serves on the audit committee of more than three other public companies.

Audit Committee

Members - Ronald W. Osborne (Chair), William D. Anderson, Roger Garland and Lionel H. Schipper.

Ronald W. Osborne (Chair), B.A., F.C.A. - Mr. Osborne is a former partner and employee of a prominent Canadian Chartered Accountants firm and its Brazilian affiliate and has held positions as President, Chief Executive Officer and Chief Financial Officer at four large Canadian companies. Mr. Osborne currently serves on the board of a number of Canadian public companies and community organizations. In addition to serving as the Chair of the Audit Committee at FSHI, Mr. Osborne is the Chair of the Audit Committee at one of Canada’s largest real estate investment trusts and a member of the Audit Committee at two other Canadian public companies.

Lionel H. Schipper, C.M., Q.C. - Mr. Schipper received his B.A. and L.L.B. from the University of Toronto and is a former partner of a major Toronto law firm, where he specialized in corporate finance and securities law. Since retiring from the firm he has been actively involved in the investment business as President of a private firm. Mr. Schipper has for more than 20 years served as a director of numerous public companies some of whose shares have been listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Schipper currently serves on the board of directors of two other Canadian public companies and on the board of directors and audit committee of one United States public company, is the Vice-Chair of the Centre for Research in Neurodegenerative Diseases at the University of Toronto and is an Honourary Director of the Baycrest Centre Foundation.

William Anderson, C.A. - Mr. Anderson is a corporate director. Mr. Anderson was the president of BCE Ventures Inc. until December 31, 2005 and has held positions as the Chief Financial Officer at BCE Inc., Bell Canada and Bell Cablemedia plc. Mr. Anderson is a former partner of KPMG LLP (having left the firm in 1989). He also is a director of TransAlta Corporation, Bell Canada International Inc., Gildan Activewear Inc. and MDS Inc.

H. Roger Garland, C.A. - Mr. Garland received his B.A. from the University of Toronto and commenced his professional career with PricewaterhouseCoopers LLP, qualifying as a Chartered Accountant in 1966. Following eight years of experience in treasury, finance and accounting with AGT Data Systems Ltd. and ERCO Ltd., Mr. Garland joined Citibank in Toronto. During the next seven years, he held positions as Vice-President, Corporate Banking (Canada), Vice-President Corporate Banking (Switzerland), Vice-President, Mortgage Lending (Toronto) and Chief of Staff for Citicorp (Canada). In 1981, Mr. Garland

joined FSHI as Senior Vice-President, Finance and was appointed to the board of directors in 1984. One year later, he was appointed Executive Vice-President and Chief Financial Officer of FSHI. In 1995, Mr. Garland assumed the role of Vice-Chairman of FSHI. In this role, he managed the planning and direction of the development, acquisition and asset management activities of the company. Mr. Garland retired from FSHI as of December 31, 2000. Mr. Garland currently serves on the boards of a number of Canadian public and private companies and income funds and community organizations and is the Chairman of the board of Soulpepper Theatre Company.

The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of our financial statements,

•	compliance by FSHI with legal and regulatory requirements in respect of financial disclosure,

•	the qualification, independence and performance of our independent auditor, and

•	the performance of the Chief Financial Officer ;and

•	internal auditor.

In addition, the Audit Committee provides an avenue for communication between the internal auditor, the independent auditor, financial management, other employees and the Board concerning accounting and auditing matters.

The Audit Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services. The Audit Committee has the primary oversight responsibility for our financial reporting, risk management and internal controls. It has the sole authority to hire and fire the independent auditor, approve significant non-audit relationships with our independent auditor and the terms of and fees for audit and non-audit engagements. The Audit Committee has unrestricted access to our personnel and documents and to our independent auditor and takes advantage of such access as it deems necessary. The Audit Committee meets to review and discuss the annual and quarterly financial statements and accompanying management’s discussion and analysis and recommends their approval to the Board. It is not, however, the responsibility of the Audit Committee to determine that our financial statements are complete and accurate and in accordance with generally accepted accounting principles (“GAAP”), which is the responsibility of management, or to plan and conduct audits of our financial statements, which is the responsibility of the independent auditor. The Audit Committee assesses the independence of the independent auditor and the independent auditor’s other relationships with FSHI, reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comment by the independent auditor regarding financial reporting and internal controls. The Audit Committee has adopted policies and procedures regarding services provided by the independent auditor that, among other things, require the pre-approval by the Audit Committee of the audit and non-audit services performed by the independent auditor. The Audit Committee also will review the hiring by FSHI of partners or managers of the independent auditor who have been involved in a recent audit.

The Audit Committee reviews significant accounting policies and principles and is updated regularly about current accounting issues and developments and has explained to it, among other things, the various alternatives available under GAAP (and the consequences of those alternatives) that could result in lower revenues and/or profits and higher asset write-offs and/or greater liabilities. The Audit Committee updates the Board of the foregoing as necessary. The Audit Committee reviews the competence of key partners and managers of the independent auditor. In addition, the Audit Committee reviews relevant analyst reports and press accounts of our accounting practices and disclosures.

The Audit Committee considers the appointment and replacement by management of the senior internal auditing personnel and reviews the scope of internal audit work plans each year. The Audit Committee reviews the significant reports to management prepared by the internal auditor and management’s responses and discusses with the internal auditor the adequacy of Four Seasons’ internal accounting controls and its financial, auditing and accounting organizations and personnel.

The Audit Committee has implemented employee complaint procedures for accounting and auditing matters, pursuant to which directors, officers and employees of FSHI, its subsidiaries and the properties they manage are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. Confidential complaint procedures have been established to facilitate the submission of complaints relating to any questionable accounting, internal accounting controls or auditing matters.

Our Board of Directors has approved a written charter for the Audit Committee, the text of which is set out in Schedule “B”. Our Audit Committee charter may also be viewed on our website at www.fourseasons.com.

The Audit Committee charter provides that the Committee will meet at least quarterly and will meet separately with management periodically and will meet with the internal auditor and the independent auditor as appropriate. All meetings of the Committee include a session at which only members of the Committee are present. The Audit Committee met four times in 2006.

The Audit Committee has reviewed and discussed the audited financial statements with management, and has discussed with the independent auditors the matters required to be discussed. The Audit Committee has also received the written disclosures and the letter from, and discussed them with, the independent accountants, as required by applicable securities laws. The Audit Committee has recommended to the Board that the audited financial statements be included in FSHI’s annual report on Form 40-F for the last fiscal year for filing with the SEC.

Pre-Approval Policies and Procedures

The Audit Committee has considered whether the provision of services by KPMG LLP other than audit services is compatible with maintaining the independence of KPMG LLP. The Audit Committee has determined that the provision of certain services is consistent with that independence and has adopted a policy that restricts us from engaging KPMG LLP for certain categories of non-audit services and requires pre-approval by the Audit Committee of audit services and other services that KPMG LLP is not restricted by this policy from providing. The services provided by, and fees paid to, KPMG LLP in 2006 were in compliance with this policy.

Audit and Audit-Related Fees

Audit fees charged by KPMG LLP totalled C$1,430,939 in 2006 and C$736,056 in 2005.

Audit-related fees charged by KPMG LLP totalled C$164,200 in 2006 and C$234,209 in 2005. Audit-related fees include fees for assurance and related services that are reasonably related to the performance of the audit or review of our annual financial statements and are not reported as part of audit fees, including audit of employee retirement benefit plan, advice with respect to internal controls and other assurance reports.

Tax Fees

Fees charged by KPMG LLP for tax services, including tax compliance, tax advice and tax planning, totalled approximately C$509,477 in 2006 and C$111,824 in 2005. These services consisted of tax compliance (including the review of tax returns, assistance with questions regarding tax audits and preparation of certain employee tax returns), and tax planning and advisory services relating to common forms of domestic and international taxation.

All other Fees

Fees charged by KPMG LLP for other services not described above totalled nil in 2006 and nil in 2005.

Human Resources Committee

Members: Lionel H. Schipper (Chair), William D. Anderson, Nan-b de Gaspé Beaubien, Brent Belzberg, Heather Munroe-Blum and Simon Turner.

The Human Resources Committee assists the Board in discharging its responsibility relating to compensation of executives and approving and evaluating the compensation plans, policies and programs of senior executives or that otherwise are of significance to FSHI. The Human Resources Committee has the specific responsibility for the review and approval of corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluation of his performance against those goals and objectives, and making recommendations to the Board in respect of his compensation in the context of his performance. As outlined in the charter of the Human Resources Committee, the Committee also has responsibility for making recommendations with respect to retirement benefit plans, incentive and equity-based compensation plans and ensuring that programs related to manpower planning, management development, succession planning, career path planning and performance evaluation are effectively integrated with FSHI’s strategy. The Human Resources Committee also is responsible for producing an annual report on executive compensation.

The Human Resources Committee charter provides that the Committee will meet at least twice a year and more frequently as circumstances require. All meetings of the Committee include a session at which only members of the Committee are present. The Human Resources Committee met four times in 2006.

Corporate Governance Committee

Members: J. Robert S. Prichard (Chair and Lead Director), Nan-b de Gaspé Beaubien, Charles S. Henry and Heather Munroe-Blum.

In addition to making recommendations as to the size of the Board, standards for director independence, nominees for election as directors and the composition of Committees, the Corporate Governance Committee is intended to enhance our corporate governance process through the development and recommendation to the Board of appropriate corporate governance guidelines, administering the Code of Business Conduct and Ethics, assisting the Board and the Committees in their annual review of their performance and their charters and their oversight of the evaluation of management’s performance, reviewing and making recommendations to the Board with respect to the compensation of directors, reviewing and making recommendations with respect to succession plans and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Corporate Governance Committee also reviews the compensation and remuneration of the Board with a view to ensuring that it realistically reflects the responsibilities involved in being an effective director. The Corporate Governance Committee has been granted the authority and direction to take such other initiatives as are needed to help the Board address corporate governance issues and to approve the engagement of independent advisors for individual directors at the expense of FSHI, if the need should arise.

The Corporate Governance Committee charter establishes policies with respect to the role and responsibility of the Corporate Governance Committee in identifying new directors consistent with criteria approved by the Board. The Corporate Governance Committee does not have a specific policy with respect to the consideration of director candidates recommended by shareholders. The Board believes that the Corporate Governance Guidelines (as set out in Schedule “A” attached hereto) establishes appropriate criteria for selecting new directors. The Corporate Governance Committee will consider director candidates received by shareholders in a manner consistent with its consideration of all other director candidates.

The Corporate Governance Committee charter provides that the Committee will meet at least twice a year and more frequently as circumstances require. All meetings of the Committee include a session at which only members of the Committee are present. The Corporate Governance Committee met five times in 2006.

Special Committee

Members: Ronald W. Osborne (Chair), William D. Anderson and Brent Belzberg.

In connection with the Arrangement Transaction, the Board established the Special Committee. The mandate of the Special Committee was to consider the proposed transaction and the structure and terms and conditions of the proposed transaction, to supervise the conduct of, and engage in negotiations or discussions on behalf of FSHI with respect to, the proposed transaction, to make recommendations to the Board regarding the proposed transaction and the process related thereto, and to supervise the preparation of a formal valuation of the Limited Voting Share in connection with the proposed transaction.

Since its formation on November 5, 2006, the Special Committee has met a total of 13 times in connection with the Arrangement Transaction.

Communicating to Shareholders

The Board is committed to an effective communications policy for the benefit of all stakeholders, including shareholders, debt holders, suppliers, guests, governmental authorities, employees and members of the investment community. In addition to its timely and continuous disclosure obligations under applicable law, the Board also has a formal policy for dealing with analysts, shareholders and the financial press so as to facilitate the dissemination of information.

These practices are intended to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. To facilitate this open communication and to avoid selective disclosure, FSHI holds regular information meetings or calls after the release of quarterly and annual results and holds meetings or calls in association with the release of other information by FSHI. All such meetings and calls are open to the public. Details of the notice of time, place, general substance and method of accessing any such meeting or call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated. To increase accessibility, all such information is also available through our website.

Shareholders may communicate directly with non-management directors, through the Lead Director, by writing to: Lead Director of the Board of Directors, Four Seasons Hotels Inc., 1165 Leslie Street, Toronto, Ontario, M3C 2K8.

Experts

Our auditors, KPMG LLP, who have prepared the auditors report to our shareholders on our consolidated financial statements for the year ended December 31, 2006 are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants.

Corporate Chart

The following chart illustrates our corporate structure, and includes corporations in which we have a significant interest, either directly or indirectly, and their jurisdictions of incorporation or organization.

Four Seasons Hotels Inc. (Ontario Corporation)
|
	Four Seasons Hotels Limited A (Ontario Corporation)	100% B

| |	Four Seasons Hotels and Resorts B.V. C (Netherlands Corporation)	100% B
|
| |	Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. C (Singapore Corporation)	100% D
|
| |	Four Seasons Hotels (Barbados) Ltd. (Barbados Corporation)	100% B
|
| |	Four Seasons Hotels (U.S.) Inc. (Delaware Corporation)	100% B

Notes

A.	The management of Four Seasons hotels in North America is generally carried out by Four Seasons Hotels Limited.
B.	Direct.
C.	The management of Four Seasons hotels outside North America and Regent hotels is generally carried out by Four Seasons Hotels and Resorts B.V. and Four Seasons Hotels and Resorts Asia Pacific Pte Ltd.
D.	Indirect.

Additional Information

Additional financial information is provided in our Consolidated Financial Statements for the year ended December 31, 2006 and related Management’s Discussion and Analysis. Such information and other information about us may be found at www.sedar.com.

SCHEDULE “A”

FOUR SEASONS HOTELS INC.

CORPORATE GOVERNANCE GUIDELINES

INTRODUCTION

The Board of Directors of the Company is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the shareholders of the Company. The Board of Directors, acting on the recommendation of its Corporate Governance Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and management should perform their functions.

GUIDELINES

Board Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board approves the strategic direction of the Company and oversees the performance of the Company's business and management. The management of the Company is responsible for presenting strategic plans to the Board for review and approval and for implementing the Company's strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company's senior executives and outside advisors and auditors. The directors also should be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board Size

It is the current view of the Board of Directors that the Board should consist of no more than 15 members to facilitate its effective functioning.

As in effect March 2006

Chairman of the Board and Chief Executive Officer

The Board of Directors believes that so long as the roles of Chairman and Chief Executive Officer are held by the same individual, there should be a "lead director" appointed by the Board of Directors from among its independent members, who should also serve as chair of the Corporate Governance Committee. The Lead Director and the Chief Executive Officer should carry out their responsibilities in accordance with their written position descriptions.

Selection of Directors

As provided in the Corporate Governance Committee’s Charter, the Corporate Governance Committee will be responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors, based primarily on the following criteria:

•	judgment, character, expertise, skills and knowledge useful to the oversight of the Company's business,

•	diversity of viewpoints, backgrounds, experiences and other demographics,

•	business or other relevant experience, and

•
the extent to which the interplay of the individual's expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, collegial and responsive to the needs of the Company.

The Corporate Governance Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors (that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Continuation as a Director

Directors (other than the Chairman) who have passed their 72nd birthday will not be eligible for re-election unless a specific determination to the contrary is made by the Board of Directors upon the recommendation of the Corporate Governance Committee.

When a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the chair of the Corporate Governance Committee. The Corporate Governance Committee will review that director's continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

As in effect March 2006

Committee Membership

Each of the Audit Committee, the Human Resources Committee and the Corporate Governance Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter. Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance Committee. A director may serve on more than one committee and committee membership may be rotated periodically as necessary or advisable. The Board of Directors, taking into account the recommendation of the Corporate Governance Committee, will designate one member of each committee as chairperson of that committee. As set out above, at such times as there is a Lead Director, he or she shall serve as the chairperson of the Corporate Governance Committee. Committee chairpersons shall carry out their responsibilities in accordance with their respective written position descriptions. Committee chairpersons may be rotated periodically as well.

Evaluating Board and Committee Performance

The Board of Directors and each committee will conduct an annual self-evaluation as provided in its respective charter.

Board and Committee Meetings

The Board and each committee should meet as provided in its respective charter.

An agenda for each meeting of the Board of Directors and each committee meeting will be provided to each director and each member of the relevant committee. Any director or member of a committee may suggest the inclusion of subjects on the agenda of meetings of the Board of Directors or a committee. Each director and each member of a committee is free to raise at a meeting of the Board of Directors or a committee meeting, respectively, subjects that are not on the agenda for that meeting.

Materials provided to the directors for meetings of the Board of Directors and committee meetings should provide the information needed for the directors and members of the committee, respectively, to make informed judgments or engage in informed discussions.

To ensure strong communication with the Chief Executive Officer, the non-management directors will meet with the Chief Executive Officer (with no other members of management present) before every regularly scheduled Board meeting. To ensure free and open discussion and communication among directors, the non-management directors will meet in executive session (with no members of management present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine, following which the independent directors will meet in executive session (with no members of management or non-independent directors present). The Chair of the Corporate Governance Committee will preside at these executive sessions, unless the directors present at such meetings determine otherwise. Any interested party may communicate directly with the Chair, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting. All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee. Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Corporate Governance Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Corporate Governance Committee.

As in effect March 2006

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance. All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director's attendance.

Participation in Meetings. Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors should conduct themselves in accordance with the Company's Code of Business Conduct and Ethics.

Interlocking Directorships. No director should serve on more than two other public company boards of directors on which another director of the Company serves.

Contact with Management and Employees. All directors should be free to contact the Chief Executive Officer and other members of the Company’s Management Committee at any time to discuss any aspect of the Company's business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Management, working with the Board of Directors, will provide an orientation and education program for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors. All new directors will participate in this program, which should be completed within four months of a director first joining the Board of Directors. In addition, management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

As in effect March 2006

Schedule 1

FOUR SEASONS HOTELS INC.

BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•
Review and approve the strategic plan and business objectives of the Company that are submitted by management and monitor the implementation by management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•
Review the principal business risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•
Ensure, with the assistance of the Corporate Governance Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance Committee.

•
Ensure internal controls and management information systems for the Company are in place, are evaluated as part of the internal auditing process and reviewed periodically on the initiative of the Audit Committee.

•
Assess the performance of the Company’s executive officers, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such executive officers based on determinations and recommendations made by the Human Resources Committee.

•	Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

•
Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board; appoint directors to fill vacancies on the Board; appoint members of the various committees of the Board; and, establish the form and amount of director compensation.

As in effect March 2006

COMPOSITION

The Board of Directors collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. The Board shall be comprised of that number of individuals which will permit the Board’s effective functioning. The appointment and removal of directors of the Board shall occur in accordance with the Company’s by-laws. A majority of the Board of Directors of the Company should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A. A majority of the Board of Directors shall be "resident Canadians", as contemplated by the Business Corporations Act (Ontario).

MEETINGS

The Board of Directors shall meet at least four times each year and more frequently as circumstances require. All members of the Board of Directors should strive to be at all meetings. The Board of Directors may meet separately, periodically, without management, and may request any member of the Company’s Management Committee or the Company’s outside counsel or independent auditor to attend meetings of the Board or with advisors thereto.

COMMITTEES

The Board of Directors may delegate authority to individual directors and committees where the Board determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following three committees: the Audit Committee; the Human Resources Committee; and the Corporate Governance Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Board of Directors through the Corporate Governance Committee shall, in a manner it determines to be appropriate:

•
Conduct a review and evaluation of the performance of the Board of Directors and its members and committees, including the compliance of the Board with this Charter. This evaluation will focus on the contribution of the Board of Directors to the Company and specifically focus on areas in which the directors and management believe that the contribution of the Board of Directors could be improved.

•	Review and assess the adequacy of this Charter.

As in effect March 2006

FOUR SEASONS HOTELS INC.

Appendix A

CATEGORICAL STANDARDS FOR DETERMINING

INDEPENDENCE OF DIRECTORS

For a director to be considered independent:

•
under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgement, and

•	under the rules of the New York Stock Exchange, the Board of Directors must affirmatively determine that the director has no material relationship (directly or indirectly) with the Company.

The Board of Directors, upon the recommendation of the Corporate Governance Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company. The Board of Directors has determined that:

(i)           A director’s interests and relationships arising solely from his or her (or any immediate family members’1.) shareholdings in the Company are not, in and of themselves, a bar to independence.

(ii)
Unless a specific determination to the contrary is made by the Corporate Governance Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•
Employment: Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate[2]  of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”);

1    A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

2    A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). An “affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

As in effect March 2006

•    Direct Compensation: Receives (or has received) more than C$75,000 during any twelve-month period in direct compensation from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3;

•
Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•
Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group as a result of which that person makes payments to, or receives payments from, the Company Group for property or services in any fiscal year that, in aggregate, account for more than 2% or US$1,000,000 (whichever is greater) of that person's consolidated gross revenues;

•
Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

3    Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment. Receipt of compensation by an immediate family member need not preclude a director from being considered independent if that family member is a non-executive employee.

As in effect March 2006

SCHEDULE “B”

FOUR SEASONS HOTELS INC.

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors of the Company to assist the Board of Directors in its oversight and evaluation of:

•	the quality and integrity of the financial statements of the Company,

•	the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•	the qualification, independence and performance of the Company’s independent auditor, and

•	the performance of the Company's Chief Financial Officer and internal auditor.

In addition, the Audit Committee provides an avenue for communication between the internal auditor, the independent auditor, financial management, other employees and the Board of Directors concerning accounting and auditing matters.

The Audit Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit Committee is not responsible for:

•	planning or conducting audits,

•	certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with generally accepted accounting principles, or

•	guaranteeing the report of the Company’s independent auditor.

The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Audit Committee to conduct investigations, to itself resolve disagreements (if any) between management and the independent auditor or to assure compliance with applicable legal and regulatory requirements.

As in effect March 2006

In discharging its obligations under this Charter, the Audit Committee shall act in accordance with its fiduciary duties.

REPORTS

The Audit Committee shall report to the Board of Directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements, and the performance and independence of the Company’s internal auditor and independent auditor.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company's publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors of the Company on the recommendation of the Company's Corporate Governance Committee. The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board of Directors of the Company after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors. Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors. Each of the members of the Audit Committee shall meet the Company’s categorical standards for director independence and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements. At least one member of the Audit Committee shall be a “financial expert” with accounting or related financial management expertise, as contemplated by applicable legislation and stock exchange requirements. No member of the Audit Committee shall:

•    accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries1 (other than remuneration for acting in his or her capacity as a director or committee member) or be an “affiliated person”2  of the Company or any of its subsidiaries, or

•
concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company’s annual management information circular).

A majority of the members of the Audit Committee shall be "resident Canadians", as contemplated by the Business Corporations Act (Ontario).

1    A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).
2    An “affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

As in effect March 2006

RESPONSIBILITIES

Independent Auditor

The Audit Committee shall:

•
Recommend the appointment and the compensation of, and, if appropriate, terminate the independent auditor, subject to such Board of Directors and shareholder approval as is required under applicable legislation and stock exchange requirements.

•	Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors of the Company.

•	Oversee the work of the independent auditor, including the resolution of any disagreements between management and the independent auditor regarding financial reporting.

•
Pre-approve all audit and non-audit services (including all internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators).

•
Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

•
At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Audit Committee shall, among other things, undertake the measures set forth in Appendix A.

•	Provide notice to the independent auditor of every meeting of the Audit Committee.

The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

•	Meet with management and/or the independent auditor to review and discuss,

-	the planning and staffing of the audit by the independent auditor,

-
before public disclosure, the Company’s annual audited financial statements and quarterly financial statements, the Company's accompanying disclosure of Management’s Discussion and Analysis and earnings press releases and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure,

-
financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure,

As in effect March 2006

-
any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements,

-	all critical accounting policies and practices used,

-
all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

-	the use of “pro forma” or “adjusted” non-GAAP information,

-	the effect of new regulatory and accounting pronouncements,

-	the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company’s financial statements,

-
any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the Chief Executive Officer and/or the Chief Financial Officer for filing with applicable securities regulators, and

-
the adequacy of the Company’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

•	Establish and periodically assess, adequate procedures for the review of disclosures of financial information extracted or derived from the Company's financial statements.

•
Review with management, the Company’s guidelines and policies with respect to risk assessment and the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

•	Review with the independent auditor,

-	the quality, as well as the acceptability of the accounting principles that have been applied,

-
any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication, and

-	any changes to the Company’s significant auditing and accounting principles and practices suggested by the independent auditor, internal auditor or other members of management.

As in effect March 2006

Internal Audit Function

The Audit Committee shall:

•	Review the experience and qualifications, and consider the appointment and replacement by management, of the senior internal auditing personnel.

•	Review the scope of internal audit work plans for the year.

•
Review the significant reports to management prepared by the internal auditor and management’s responses, including a summary report of major findings by the internal auditor (including an explanation of the factors considered in determining the audit scope), major risk factors, a list and the circumstances of any occurrences of fraud that have been identified, and confirmation that no limitations have been placed on the scope for, or nature of, the internal audit.

•	Discuss with the independent auditor the internal audit function.

•	Discuss with the internal auditor the adequacy of the Company's internal accounting controls and its financial, auditing and accounting organizations and personnel.

Compliance

The Audit Committee shall:

•
Obtain reports from management and the Company’s senior internal auditing personnel that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics including disclosures of insider and affiliated party transactions.

•
Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•
Advise the Board of Directors of the Company with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•
Review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•	Establish procedures for,

-	the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

-	the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the sole responsibility of the Audit Committee and may not be allocated to a different committee.

As in effect March 2006

MEETINGS

The Audit Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit Committee should strive to be at all meetings. The Audit Committee shall meet separately, periodically, with management, the internal auditor and the independent auditor and may request any member of the Company’s Management Committee or the Company’s outside counsel or independent auditor to attend meetings of the Audit Committee or with any members of, or advisors to, the Audit Committee. The Audit Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Company.

The Audit Committee may form and delegate authority to individual members and subcommittees of the Audit Committee where the Audit Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

As in effect March 2006

ANNUAL EVALUATION

At least annually, the Audit Committee shall:

•	Conduct a review and evaluation of the performance of the Audit Committee and its members, including the compliance of the Audit Committee with this Charter.

•	Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Audit Committee determines to be appropriate.

As in effect March 2006

Appendix A

•	Review the experience and qualifications of the senior members of the independent auditor’s team.

•	Discuss with the independent auditor its internal quality-control procedures.

•	Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

•	Confirm with the independent auditor that it is a participating audit firm of the Canadian Public Accountability Board in compliance with all restrictions or sanctions imposed on it (if any).

•	Review and approve clear policies for the hiring by the Company of partners, employees and former partners and employees of the present and former independent auditor.

•
Review periodic reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors of the Company take appropriate action to satisfy itself of the independence of the independent auditor.

•	Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.